SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 2006

PROTHERICS PLC
(Translation of Registrant's Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-______________.

The Registrant is furnishing a copy of its annual report for the year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: July 7, 2006 By: ________________________

Barrington M. Riley
Finance Director

1222890.1

Protherics PLC
Annual Report 2006

protherics

building a leading biopharmaceutical company
a year of transformation



In shape for sustained growth

Protherics is building a leading biopharmaceutical company focused on critical care and cancer. Our goal is to bring products to market which deliver better outcomes for patients and better returns to shareholders. Our plan is to use revenues from our marketed products, and licensing income, to help fund the development of a robust and high value pipeline of products.

Highlights

Product	Application
CroFab™	Crotalid (pit viper) anti-venom
DigiFab™	Digoxin antidote
TSE Testing	Royalty from BSE post-mortem diagnostic test
ViperaTAb™	Common adder anti-venom
Voraxaze™	Methotrexate metabolising enzyme
CytoFab™	Severe sepsis
Prolarix™	Primary liver tumours
Angiotensin Vaccine	Management of high blood pressure

Operating Highlights

CytoFab™ (for sepsis from uncontrolled infection)

- Major licensing deal with AstraZeneca worth up to £195 million (approximately $340 million) in upfront and milestone payments
- AstraZeneca made an upfront payment of £16.3 million and a £7.5 million equity investment in Protherics
- Protherics to receive a 20% royalty on global net sales of CytoFab™
- Protherics to receive additional manufacturing supply related payments

Voraxaze™ (for control of high dose methotrexate therapy in cancer)

- Marketing Authorisation Application (MAA) submitted in the EU
- Positive outcome from pre-BLA meeting with the FDA in the US, with submission of Biological License Application (BLA) expected in second half of 2006
- Clinical programme initiated to support the planned repeated use of Voraxaze™ as an adjunct to high dose methotrexate therapy

Prolarix™ (targeted therapy for liver cancer and certain other solid tumours)

- Activation of prodrug in patients receiving combination therapy indicated
- Extension of phase 1 study to assess efficacy at maximum tolerated dose

Angiotensin Vaccine (for high blood pressure)

- Novel adjuvant acquired from CoVaccine BV, for use in new formulation, found to be safe and well-tolerated in preclinical testing
- Manufacturing scale-up underway ahead of planned phase 2 study in second half of 2007

CroFab™ (crotalid anti-venom) and DigiFab™ (digoxin antidote)

- Fougera, a division of Altana Inc., extended its US distribution agreement for CroFab™ and DigiFab™ until October 2010
- FDA qualification of Protherics' manufacturing plant in Wales following expansion programme
- Outstanding data requirements agreed with the Medicines and Healthcare Products Regulatory Agency (MHRA) for DigiFab™ approval in the UK


Preclinical
Phase 1
Phase 2
Phase 3
Pre-registration
Marketed
US
US
US, EU, Japan
EU
On-going
Initiated
New formulation

Financial Highlights

- Revenues £17.7 million (2005: £18.8 million) with higher CroFab™ revenues offset by reduced DigiFab™ shipments to Fougera
- First revenues recognised (£0.7 million) under IFRS from CytoFab™ upfront payment of £16.3 million
- R&D increased to £6.7 million (2005: £4.6 million) with increased investment in CytoFab™ and Voraxaze™
- G&A expenses increased to £9.2 million (£2005: £7.2 million) as investment in sales and marketing continued, together with increased charges from share-based payments and currency effects
- Loss before tax £9.6 million (2005: £2.1 million) as expected following programmed manufacturing shutdown and planned increases in expenditure
- Strong cash position at end of period of £25.4 million (2005: £7.3 million), following CytoFab™ upfront payment and equity contribution from AstraZeneca

Directors' Statements

"This has been a transforming year for Protherics, a year in which our development into a leading biopharmaceutical company has accelerated. Our landmark licensing deal with AstraZeneca for CytoFab™ has provided uplift for the company and increased the momentum behind our development programme in sepsis. We continue to implement our strategy of building a well balanced, robust business that has the potential to deliver enhanced shareholder returns in the coming years."
Stuart Wallis, Chairman

"The licensing deal with AstraZeneca should not only be seen as a strong endorsement of CytoFab™, but also for our polyclonal antibody platform, people and operations. Extensive due diligence was conducted by AstraZeneca during the licensing process, and this resulted in one of the biggest ever biotech licensing deals in the UK. We are extremely pleased with the progress made on the project by both parties to date and the commitment AstraZeneca is showing to CytoFab™."
Andrew Heath, CEO

"In the past, Protherics' principal source of revenue was derived from its main marketed products, CroFab™ and DigiFab™. While these will continue to be primary drivers in the near-term, we anticipate that Voraxaze™ will contribute more significantly once marketing approval has been granted in the US and EU in 2007. We also expect further milestone payments from AstraZeneca should CytoFab™ progress through late-stage development."
Barry Riley, Finance Director



(left to right) Andrew Heath, Barry Riley, Stuart Wallis

Company Operations


Salt Lake City
Venom supply
Brentwood
Regulatory
Commercial

North America
Europe
Australasia

London
Corporate office

Runcorn
Registered office

Wales
Manufacturing facility

Adelaide
Serum production



Protherics – Building a Leading Biopharmaceutical Company

Protherics is an integrated biopharmaceutical company focused on the development, manufacture and marketing of products for critical care and cancer. With headquarters in London, the Company has approximately 190 employees across its operations in the UK, US and Australia.

At the time of its formation in September 1999, Protherics' strategy was twofold. Firstly, to develop its niche products in-house to provide the Company with a stable revenue stream to underpin its development pipeline. CroFab™, for the treatment of mild-moderate rattlesnake bites, was launched in 2001, and DigiFab™, for the treatment of life-threatening digoxin toxicity, was launched in 2002. Secondly, to develop its two potential blockbuster products, CytoFab™ and Angiotensin Vaccine to the point of out-licensing to larger pharmaceutical partners.

Six years on, thousands of patients have been treated safely with our CroFab™ and DigiFab™ products following their approval by the Food and Drug Administration (FDA). Both products have enjoyed rapid market penetration and have provided Protherics with a stable revenue stream. Protherics is the commercial manufacturer of these products.

The last financial year saw Protherics start to deliver on the second part of its strategy with the out-licensing of CytoFab™ to AstraZeneca after a major out-licensing initiative. The next goal is to out-license a new formulation of Angiotensin Vaccine containing the CoVaccine adjuvant, assuming its ability to reduce blood pressure in hypertensive patients is shown in the planned phase 2 study.

As CroFab™ and DigiFab™ started generating revenues, Protherics recognised a need to broaden and diversify its development pipeline. In June 2003, Protherics acquired Enact Pharma PLC (Enact) to access two promising cancer programmes: Voraxaze™, for the treatment of patients at risk or experiencing methotrexate (MTX) toxicity from its delayed elimination, and Prolarix™, a targeted prodrug based chemotherapy for the treatment of certain solid cell cancers.

Considerable progress has been made on both of the development programmes acquired with Enact. Protherics has completed the development work on Voraxaze™ for intervention use in the management of patients with delayed methotrexate elimination, and we are now seeking marketing approvals in the US and EU. Protherics is building a niche sales and marketing team to launch Voraxaze™ and capitalise on an ideal opportunity to establish a commercial presence in the cancer market.

Protherics has taken Prolarix™ into the clinic in a phase 1 study being conducted under the auspices of Cancer Research UK, and the safety and pharmacokinetics data look encouraging to date. We are planning to pursue an initial indication of primary liver cancer (hepatocellular carcinoma) and aim to start a proof of concept, phase 2 study in 2007. Protherics intends to fully develop and undertake the sales and marketing of Prolarix™ in the US and EU.

Key Company Milestones

Event Date	Milestone Achieved
September 1999	Protherics PLC was formed from the merger of Proteus International Plc and Therapeutic Antibodies Inc.
Spring 2001	US launch of CroFab™, the first new rattlesnake antivenom on the US market in 50 years.
February 2002	US launch of DigiFab™, a treatment for the toxic effects of overdosage with the heart drug digoxin.
June 2003	Acquisition of Enact Pharma PLC (Enact) and completion of a £3m fundraising.
June 2004	Maiden profits announced for the financial year which ended on 31 March 2004.
July 2004	£9.3m (net of expenses) Placing and Open Offer.
September 2004	Transfer of the Porton Down research facility and out-licensing of early stage research acquired with Enact to two UK start-up companies.
July 2005	Voraxaze™ Marketing Authorisation Application (MAA) submitted to EU regulatory agencies.
December 2005	AstraZeneca licensing deal for CytoFab™.

Products and Pipeline

Product	Status	Partner (region)	Market size*
Critical Care			
CroFab™ Crotalidae Polyvalent Immune Fab (Ovine) for the treatment of minimal to moderate Crotalid (rattlesnake) envenomation	Launched in US (Q1 2001); Sold on named patient basis within EU	Fougera (US); Swedish Orphan International AB (Scandinavia & Baltic countries)	US market potential estimated at $80m
DigiFab™ Digoxin Immune Fab (Ovine) for the treatment of life threatening digoxin toxicity or overdose	Launched in US (Q1 2002); EU approval expected in H1 2007	Fougera (US); Beacon Pharmaceuticals (Europe excluding Scandinavia); Mayne Pharma (Australia & SE Asia)	Current global market size estimated at $30-35m
ViperaTAb™ Viperadae Polyvalent Immune Fab (Ovine) for the treatment of Vipera berus (Common European adder) envenomation	Sold on named patient basis in EU	Swedish Orphan International AB (Scandinavia & Baltic countries); Protherics (rest of EU)	Market size estimated up to €4m
CytoFab™ Anti-TNF alpha Polyvalent Immune Fab (Ovine) for the treatment of severe sepsis	Manufacturing scale up and preparation for phase 3 in 2007	AstraZeneca (global)	Multibillion dollar market potential
Cancer			
Voraxaze™ Recombinant enzyme based product for the treatment of patients experiencing toxicity, or at risk of toxicity, from methotrexate	Marketing application submitted in EU in July 2005 and planned in US in H2 2006; Available on named patient and compassionate use basis in EU and US respectively	In-house marketing and distributors in US and EU post approval; IDIS (Named patient sales); NCI (compassionate use in US)	Intervention market estimated at up to $50m. Planned use market is estimated to be worth up to $200m
Prolarix™ Targeted prodrug based cancer therapy for the treatment of primary liver cancer and other selected solid tumours	Phase 1 study	Cancer Research UK undertaking phase 1 study	Target markets are estimated to be worth more than $1bn
Other programmes			
Angiotensin Vaccine Conjugated peptide vaccine for the treatment of hypertension (high blood pressure)	Preparing new formulation for phase 2a study in 2007	Partner to be determined	Current global hypertension market >$30bn

*Source: Protherics estimates

Looking to the future



"We look forward to what we hope will be a very busy period, with the planned launches of Voraxaze™ in the US and EU, the start of the CytoFab™ phase 3 trial in severe sepsis and the progression of Prolarix™ and our Angiotensin Vaccine into phase 2 development, all anticipated in 2007. Achieving these key events will ensure another rewarding couple of years for Protherics and its shareholders."

Andrew J Heath
Chief Executive Officer



Business Review
Chairman's Report



Stuart Wallis, Chairman

Highlights
Protherics made great progress, both financially and operationally during the year ended 31 March 2006. The highlight of the year was our licensing deal with AstraZeneca for CytoFab™, worth potentially up to £195 million in upfront and milestone payments alone. Our pipeline progressed according to plan for Voraxaze™, Prolarix™ and our Angiotensin Vaccine, while Fougera (a division of Altana Inc.), our sales and marketing partner for CroFab™ and DigiFab™ in the US extended its distribution agreement until 2010. Financially, we finished the year with a strong cash position as cash and cash equivalents were £25.4 million, up from £7.3 million a year earlier. Revenues in the year ended 31 March 2006 were £17.7 million, down £1.1 million from the previous year, but ahead of our expectations as set out in our April pre-close statement. Loss before tax for the year was £9.6 million, compared to £2.1 million the previous year, as we continue to increase our R&D effort and build our sales and marketing capabilities.

Strategic Overview; Diversifying Risk and Reward
The CytoFab™ out-licensing deal has led to an internal review of our business, as we focus people, capital and manufacturing capacity on the scale up and supply of CytoFab™ to AstraZeneca. Our growth strategy remains the same - building a well-balanced business in terms of risk and reward, and increasing our investments in R&D and sales and marketing in line with a growing revenue stream.

Within our primary business segment of the sale, manufacture and development of pharmaceutical products, there are two areas which we are looking to develop over the long term: a critical care business based on our ovine polyclonal antibody technology platform, and a cancer business. We also have a third area, our vaccines franchise, where we will look to extract value in the medium term.

Critical Care Products
Sepsis has proven a difficult area in the past, and despite our encouraging phase 2b data, we must ensure that we balance the risks and rewards in the business. While CytoFab™ may become a blockbuster product in the future, we remain focused on improving the performance of our niche critical care products, CroFab™ and DigiFab™.

The manufacturing changes we are implementing for CroFab™ should reduce the number of batches required to supply the market and allow us to dramatically reduce the cost of goods for this product. As important, the CroFab™ manufacturing changes, will provide the additional manufacturing capacity required for the production of CytoFab™. We anticipate receiving FDA approval for these CroFab™ process changes in the first half of 2008.

In October 2005, Fougera, our marketing partner in the US for CroFab™ and DigiFab™ exercised its nil-cost option to extend their distribution agreement for a further five years. At the end of this period, the marketing rights for these products return to Protherics, providing us with a valuable opportunity to either re-license these products or sell them ourselves in the US.

Cancer Products
As Protherics looks at strengthening its business beyond CytoFab™ and the polyclonal antibody platform, we see an opportunity, with the anticipated launch of Voraxaze™ in the US and Europe in 2007, to build a commercially-driven, focused cancer business.

We believe that the cancer market holds excellent commercial opportunities for Protherics. Cancer consists of many different diseases, and this has resulted in a very fragmented global market place. Despite the considerable unmet medical needs that remain in the treatment of

Overview of Protherics

FRANCHISE	CRITICAL CARE		CANCER	VACCINES
Pipeline	Niche Products	Blockbuster		
Products	CroFab™ DigiFab™	CytoFab™*	Prolarix™ Voraxaze™	Angiotensin Vaccine CoVaccine adjuvant
Biomanufacturing	Ovine polyclonal Fabs			
Sales and Marketing	Fougera (Altana)	AstraZeneca*	Protherics/ distributors	
Actions & Outlooks	• Grow revenues • Improve margins • Diversify portfolio	• Scale-up new manufacturing process • Manage alliance with AstraZeneca	• Launch Voraxaze™ • Add additional product and pipeline	• Demonstrate proof of concept before out-licensing

*AstraZeneca is responsible for the global development & commercialisation

cancer, the restricted sizes of many of the market opportunities limit their attractiveness to larger pharmaceutical companies, leaving an opportunity for biotechnology companies to develop and sell their own cancer products. Such products may benefit from the protection of orphan drug status, and sometimes gain market approval with faster and less expensive development programmes. Many of these products, like Voraxaze™, can be marketed successfully by a small targeted sales and marketing team. Protherics' commercial and scientific teams have considerable cancer experience and we are looking to add carefully selected products to expand our offering in this area.

Vaccine Products

Within our vaccines franchise, after several years of development of Angiotensin Vaccine, we believe that we now have a formulation that could produce a positive benefit in the management of high blood pressure. This formulation contains a novel adjuvant to boost the effects of the vaccine, and we announced in June the acquisition of this adjuvant from CoVaccine BV. Hypertension is a large, competitive and complex market, which is outside Protherics' core focus. Consequently, and assuming we can show a meaningful reduction in blood pressure in a phase 2 proof-of-concept study scheduled to start in 2007, our strategy remains to out-license Angiotensin Vaccine to a larger partner with a franchise in this area.

Board Changes

David Gration stepped down from the Board in July 2005. David provided excellent support as Deputy Chairman, and I thank him for his major contribution over many years. I was pleased to welcome Bryan Morton to the Board as a Non-executive Director in August 2005. Bryan brings many years of sales and marketing, business development and general management experience at senior level in major pharmaceutical companies.

Strategic View

Protherics is making excellent progress in its aim to become a leading biopharmaceutical company. With a high-value, late-stage development pipeline, supported by a growing revenue stream from our critical care and cancer franchises, Protherics is upbeat about its prospects. We thank our shareholders for their support and look forward to an exciting 2007.

Stuart M Wallis,
Chairman

Chief Executive's Review

Overview

Protherics' major objectives in the financial year ended 31 March 2006 were to conclude the out-licensing of CytoFab™ and move Voraxaze™ closer to the market.

The CytoFab™ licensing deal with AstraZeneca was one of the largest out-licensing deals in anti-infectives in the last 10 years. Extensive due diligence was conducted by AstraZeneca during the licensing process and the deal should be seen as both a strong endorsement of CytoFab™ and our polyclonal antibody platform. We are extremely pleased with the progress made on the project by both parties to date and the commitment AstraZeneca is showing to CytoFab™.

Looking ahead, the CytoFab™ licensing deal with AstraZeneca will continue to transform Protherics. CytoFab™ is a major opportunity to deliver enhanced value for our shareholders as Protherics could receive a further £171m in milestone payments from AstraZeneca and, assuming regulatory approvals, royalty payments on net CytoFab™ sales in the future. We are focused on delivering on our commitments to AstraZeneca to ensure a timely start to the phase 3 study which is anticipated in 2007. We will continue to invest in the scale up of the CytoFab™ manufacturing process and enlarge our existing manufacturing facilities in a prudently phased investment process.

We have also made good progress with the development of Voraxaze™ throughout the year, having submitted our marketing application for intervention use in the EU in July, and having gained FDA acceptance at a recent pre-BLA meeting to the submission of a similar application in the US. We expect to launch Voraxaze™ in both markets in 2007 for intervention use and will be accelerating our in-house commercialisation activities accordingly. Meanwhile, we have started developing Voraxaze™ to be used in a planned way to control patient exposure to methotrexate, with the goal of reducing or preventing many of the problems currently experienced by cancer patients receiving high dose methotrexate therapy.

A key priority for Protherics is the addition of products to complement Voraxaze™ in our sales mix, together with the acquisition or in-licensing of late stage development programmes to broaden our development pipeline.

We continue to see underlying volume growth in CroFab™ and DigiFab™ sales in the US. This has stemmed from price increases and volume growth in the CroFab™ market, and we have continued to establish DigiFab™ in the digitalis antidote market. DigiFab™ sales to Fougera have reduced however, as our distributor continues to reduce its inventory levels.

Protherics re-branding: becoming a sales and marketing organisation

As Protherics starts to build its sales and marketing organisation, a key success factor is to create a strong brand identity in the cancer arena. Our new corporate identity was launched in time for this year's Annual Report and will be the banner under which Voraxaze™ is sold to oncologists in the US and EU. The benefits of the improved branding will also be felt in other areas of the business, and should help to build on the momentum gained from the CytoFab™ deal in presenting Protherics globally as a leading biopharmaceutical company.

R&D Pipeline Update

CytoFab™ - for sepsis from severe infections

On 7 December 2005, we announced the signing of a major licensing agreement with AstraZeneca for the global development and commercialisation of CytoFab™, our anti-sepsis product. The agreement has a potential total deal value to Protherics, based on upfront and milestone payments alone, of approximately £195 million (US$340 million). Protherics will also receive royalties on global product sales of 20% of net sales in addition to payments in return for the commercial supply of bulk drug substance. On signing, AstraZeneca made an initial payment of £16.3 million to Protherics along with a £7.5 million equity investment in Protherics.

Under the terms of the agreement, AstraZeneca is responsible for developing CytoFab™, an anti-TNF-alpha polyclonal antibody fragment (Fab) product, as a treatment for TNF-alpha mediated diseases in man, with an initial target indication of severe sepsis. AstraZeneca will undertake all clinical development work for CytoFab™ and Protherics will be primarily responsible for bulk drug manufacturing, including the supply of clinical trial material.

AstraZeneca plans to start the pivotal phase 3 study for CytoFab™ in the US and EU in 2007 following completion of the scale-up of the manufacturing process. Protherics expects to receive a further two milestone payments from AstraZeneca in 2007.

Sepsis is a life-threatening condition resulting from uncontrolled severe infections which affects an estimated



Andrew Heath, Chief Executive

three million people worldwide each year. Patients typically require mechanical ventilation (assisted breathing) and intensive care, and approximately one third of patients with sepsis die as a result of major organ failure. A more detailed overview of CytoFab™ and sepsis is provided on pages 18 and 19.

Voraxaze™ – for the control of high dose methotrexate therapy in cancer
Voraxaze™ (glucarpidase) contains an enzyme that rapidly breaks down methotrexate (MTX). It has been developed to prevent or reduce the serious toxicity that can result when patients receiving high doses of MTX (HDMTX) for the treatment of cancer have difficulty eliminating methotrexate from the body.

A marketing authorisation application (MAA) for the use of Voraxaze™ as an intervention treatment for patients experiencing or at risk of MTX toxicity from its delayed elimination was submitted in the EU in July 2005. Final responses to questions raised during a review by the rapporteur countries will be submitted to the European Medicines Agency (EMEA) by the end of the year and we hope to receive marketing approval in the first half of 2007.

Following discussions with the Food and Drug Administration (FDA) in the latter half of 2005, further clinical data was collected to support the Biological License Application (BLA) in the US. All outstanding issues that needed to be resolved prior to submitting the BLA were agreed with the FDA at a pre-BLA meeting in April 2006 and the application is now scheduled for submission in the second half of 2006.

Once approval is received for intervention use, Protherics will seek to expand indications for Voraxaze™ into the potentially much larger planned use market. Protherics estimates that there are 16,000 cancer patients per annum in the major markets who receive up to 12 cycles of HDMTX during their treatment. We believe that there is an opportunity for Voraxaze™ to become part of the standard treatment protocols, as a routine adjunct to HDMTX therapy, to reduce rapidly MTX levels in the blood once MTX has had its cancer killing effect. This may allow patients to be treated on an out-patient basis, as they should suffer fewer of the side effects of HDMTX therapy and require less monitoring to ensure they are adequately eliminating methotrexate following treatment.

The first of a series of small studies to investigate the planned repeated use of Voraxaze™ in patients with delayed elimination of MTX has been initiated in the US. MTX is eliminated by the body through the kidneys, and cancer patients with known kidney damage typically either do not receive MTX therapy, or will receive a less effective dose, because of concerns that serious toxicity may develop if MTX elimination is delayed. Voraxaze™ can be used to control the time that such patients are exposed to MTX, enabling oncologists to treat these patients with an optimal dose. Should these studies be successful, a pivotal study will be undertaken to support an extension of the initial label for Voraxaze™.

Voraxaze™ continues to be available in both the US and Europe on a compassionate use basis. In Europe, where it is possible to charge for its supply, revenues increased to £0.8 million for the year ended 31 March 2006 from £0.5 million in the previous year.

Prolarix™ – targeted therapy for liver cancer and certain other solid tumours
Prolarix™ is comprised of a small molecule prodrug, tretazicar, which is converted to a highly cytotoxic agent by an endogenous enzyme, NQO2, when administered with a cosubstrate, caricotamide. The activity of NQO2 is higher in certain solid tumours, including primary liver cancer, than in normal tissue, so the cytotoxic agent should be predominantly produced at the site of the tumour rather than elsewhere in the body, reducing the likelihood of serious side effects.

A phase 1 study of Prolarix™ is being run under the auspices of Cancer Research UK (CRUK) and thirteen patients have been recruited to date. The dose of caricotamide that is required to facilitate the conversion of tretazicar to the cytotoxic agent by NQO2 has been determined. The dose of tretazicar is being escalated to determine the maximum tolerated dose (MTD). One patient has received all six cycles of treatment to date, with disease stabilisation achieved at a relatively low dose of Prolarix™.

Further patient recruitment into the trial is anticipated from mid-2006, once CRUK has received Medicines and Healthcare Products Regulatory Agency (MHRA) approval to use an improved formulation of caricotamide. Once the MTD has been determined, an additional cohort of six patients will be treated to evaluate the efficacy of Prolarix™. Further data from the phase 1 study should be available before the end of 2006, and the study is expected to report formally in the first half of 2007.

Protherics is undertaking the GMP manufacture of Prolarix™, and the necessary supporting non-clinical studies, ahead of a planned phase 2 study in primary liver cancer in 2007. We are also investigating opportunities to initiate additional Prolarix™ studies, possibly in ovarian cancer.

Angiotensin Vaccine – management of high blood pressure

Protherics' Angiotensin Vaccine produces antibodies to angiotensin, one of the key hormones involved in the regulation of blood pressure. We believe that blocking angiotensin should result in a reduction in blood pressure and evidence of this has already been seen by Protherics in a study conducted in healthy subjects who were given a salt-reduced diet. A positive effect on the renin-angiotensin system has also been observed in hypertensive patients, although blood pressure was not reduced in this small study. These encouraging findings suggest that with more effective neutralisation of angiotensin, it may be possible to obtain a clinically significant reduction in blood pressure in hypertensive patients.

A number of different Angiotensin Vaccine formulations have been evaluated to identify one that produces a greater antibody response than the formulations first tested in the clinic. One of the formulations, containing a novel adjuvant developed by CoVaccine BV (CoVaccine), produced up to a 10-fold improvement in antibody response in preclinical studies. It has consequently been selected for further development.

Protherics has now completed the non-clinical safety testing of the CoVaccine adjuvant, and will shortly initiate GMP manufacture of a formulation of Angiotensin Vaccine containing this adjuvant, ahead of a planned phase 2a proof of concept study in second half of 2007. The goal of this study will be to investigate whether increased levels of anti-angiotensin antibodies are produced in hypertensive patients and as a result cause a reduction in blood pressure.

On 7 June 2006 we announced that we had acquired the CoVaccine adjuvant. Protherics will pay CoVaccine BV up to €1,050,000 which is satisfied by the right to receive 295,413 Protherics' shares following the signing of the deal. CoVaccine will also be entitled to receive up to a further 590,826 Protherics shares upon the satisfaction of two development related milestones, and a low single digit royalty on net sales of products containing the CoVaccine adjuvant.

The market for the treatment of high blood pressure is estimated to be in excess of $30 billion per annum, and with positive phase 2a data, our Angiotensin Vaccine could provide another major out-licensing opportunity for Protherics.

Marketed Products and Business Environment

CroFab™ - crotalid (pit viper) envenomations

CroFab™ is a polyclonal antibody fragment for the management of crotalid envenomations and it is currently the only product marketed for these bites in the US. The total annual market of about 8000 patients has the potential to be worth in excess of $80 million and we believe that the product currently has captured around half of this potential market. Net revenues from CroFab™ sales in the US are shared equally with our distributor Fougera.

CroFab™ sales were £11.5 million against £11.4 million in the previous year, with continued underlying volume growth offset by a lower dollar translation rate. In US dollar terms, the corresponding figures were $20.4 million against $19.3 million. Fougera has increased its CroFab™ orders for the current year, and we are working together to expand market penetration, particularly into milder, currently untreated bites.

Protherics has undertaken work to improve the CroFab™ manufacturing process to reduce the cost of its manufacture. We hope to receive FDA approval for the revised process in 2008.

DigiFab™ - treatment for digoxin overdose

DigiFab™ sales declined to £3.8 million in the year, from £5.9 million in the previous year ($6.7 million in the year compared to $10.1 million in the previous year). Sales by our distributor, Fougera, were ahead of the prior year, although, as indicated in our last Annual Report, Fougera is reducing its average inventory levels, thus reducing our shipments and revenues overall. We expect this situation to continue over the next two years.

We estimate that the US digoxin overdose market is worth approximately $25 million per annum and that the market is currently shared about equally with GlaxoSmithKline's product, Digibind®. We continue to support our application for EU market approval of DigiFab™, having recently met with the MHRA to discuss the data package. Clinical data from a small number of patients who have already been treated with DigiFab™ in the US is required to support the application. Protherics currently anticipates receiving approval in



the UK in the second half of 2006, with subsequent approvals in Europe over the following six to twelve months. We believe the European market can provide a further opportunity to grow DigiFab™ sales.

Other revenues

Under our revenue recognition policy, which is set out in the accounting policies note to the Financial Statements on page 54, we have recognised £0.7 million of CytoFab™ revenues from the upfront payment of £16.3 million received in January 2006.

Named patient sales of Voraxaze™ were £0.8 million in the year, up from £0.5 million in the previous year, as product awareness continues to build in Europe and the rest of the world. ViperaTAb™ sales were down slightly on the corresponding year, at £0.1 million. We expect sales to improve modestly as a new batch of inventory has been released for sale.

Prion recognition (TSE testing) licensing revenues from Enfer were reduced to £0.5 million from £0.7 million in the previous year, as a result of increased competition in the TSE testing market. Enfer has launched an updated test kit, incorporating our intellectual property, which may help to sustain this no-cost royalty stream to Protherics.

Operations

The expansion of our manufacturing capability at our Welsh plant was completed on schedule, allowing us to integrate new clean rooms with our existing facilities and commence the scale-up of the CytoFab™ manufacturing process. We have now reduced CroFab™ and DigiFab™ inventory to more normal levels, having previously built stock ahead of this scheduled close down of the manufacturing plant.

After concentrating our recent efforts on CytoFab™ process development, we are also fast-tracking the implementation of the new CroFab™ manufacturing process, as previously discussed. This process is designed to improve yields and considerably enhance plant throughput, providing capacity for the manufacture of CytoFab™. In Australia, we are working hard to obtain the highest possible titre levels in our CytoFab™ sheep to ensure an optimal process before large volume scale up.

Business Outlook

To succeed in building a leading biopharmaceutical business, we must stay focused in those areas we know best: critical care and cancer. We must add products and development programmes to build-out our cancer business, deliver on our agreement with AstraZeneca for the supply of CytoFab™, and maximise our returns from our niche critical care products. We look forward to what we hope will be a very busy period, with the planned launches of Voraxaze™ in the US and EU, the start of the CytoFab™ phase 3 trial in severe sepsis and the progression of Prolarix™ and our Angiotensin Vaccine into phase 2 development, all anticipated in 2007. Achieving these key events will ensure another rewarding couple of years for Protherics and its shareholders.

Andrew J Heath,
Chief Executive Officer

CytoFab™: New Hope in the Treatment of Sepsis

What is sepsis?

Severe sepsis is one of the most difficult challenges in critical care. Sepsis is a complex illness caused when the body 'over-reacts' to an infection. Normally the body's immune response is directed to the site of the infection and is able to resolve the infection. In sepsis, the immune system sets off an inflammatory chain reaction to fight the infection but instead of being localised to the site of infection, a severe immune response develops throughout the body (a systemic response). Symptoms are varied, with fever, fast breathing, dizziness, confusion and a fast heart rate being common.

In some patients, the systemic response or 'over-reaction' to an infection leads to severe sepsis, where the inflammatory chain reaction damages one or more vital organs (lungs, heart, kidneys, or liver). Sepsis can progress into severe sepsis very quickly, sometimes in a matter of hours. A patient can continue to deteriorate into septic shock, where the blood pressure falls dangerously low and many organs malfunction because of inadequate blood flow. As a result of these complications of sepsis, up to one third of sepsis patients die despite the resources of a modern intensive care unit (ICU).

Sepsis facts and figures

- 3 million patients suffer from sepsis globally each year.
- 40% of sepsis patients progress to severe sepsis.
- 30% of sepsis patients die.
- The lungs are typically the first organ to fail.
- 1 in 10 of all patient admissions to the ICU involves severe sepsis.
- Treating patients with severe sepsis costs US hospitals approximately $17 billion each year.

Source: Company estimates, AstraZeneca, Datamonitor.

Current and future therapy

The current goal of sepsis treatment is to resolve the underlying infection and offer best supportive care to manage the symptoms of the condition. Patients with severe sepsis are treated in the ICU – where they may remain for several weeks, until their recovery or death. As a result, the treatment of patients with sepsis is very expensive.

The only product on the market which specifically addresses the sepsis syndrome, Lilly's Xigris®, has had a restricted market uptake because it can cause serious side effects in some patients. Despite the considerable unmet need for new sepsis treatments, there are only a few products in late-stage development.





Professor Gordon R. Bernard, M.D.
Director, Division of Allergy, Pulmonary and Critical Care, Vanderbilt University.

"Each year, severe sepsis afflicts more than 700,000 people in the US alone and approximately one-third of those affected will die. This mortality rate remains unacceptable. The best current hope for these patients is the development of new pharmaceutical agents that arrest the systemic inflammatory process. CytoFab™ holds strong promise for being a major advance in the armamentarium against severe sepsis."
Professor Gordon R. Bernard

CytoFab™

CytoFab™ is an anti-TNF-alpha polyclonal antibody fragment (Fab) product, which is being developed for the treatment of severe sepsis. In an 81 patient phase 2b severe sepsis study conducted in the US, CytoFab™ has demonstrated effective neutralisation of TNF-alpha in the blood stream, but as importantly, in the lung tissue of patients with sepsis. This, we believe, translated into the clinical observation that patients treated with CytoFab™ required on average 5 days less on a mechanical ventilator, and showed a trend towards improved survival.



CytoFab™ is based on the same technology platform, ovine polyclonal Fabs, as Protherics' CroFab™ (crotalid antivenom) and DigiFab™ (digoxin antidote) which have been approved by the FDA and are currently marketed in the US. Protherics is the commercial manufacturer of these products. In clinical studies of CytoFab™ in sepsis, there have been no adverse events that were considered definitely, possibly or probably related to treatment with CytoFab™. However, out of 110 sepsis patients who received CytoFab™, 7 patients experienced events of uncertain causality that are consistent with adverse events experienced by patients receiving other ovine Fab products, including 1 episode of pruritis, 2 episodes of wheezing, and 4 episodes of rash.

Why should CytoFab™, an anti-TNF alpha therapy succeed in the treatment of sepsis?

A large number of sepsis products have failed in development. Several of these attempted to neutralise an inflammatory mediator called TNF-alpha, strongly implicated in sepsis. Despite significant technological advances, such as the development of monoclonal antibodies and recombinant proteins, these products were not proven to demonstrate a pronounced reduction in TNF-alpha in the blood of patients with sepsis. One such monoclonal antibody based product, Abbott's afelimomab, did show a partial neutralisation of TNF-alpha, and also showed improved survival in some patients, although the development of this product was not completed.



In contrast CytoFab™ is made up of Polyclonal antibody fragments. These fragments are well suited to the in situ neutralisation of TNF-alpha. Firstly, polyclonal antibodies are polyvalent, allowing multiple antibody fragments to bind TNF-alpha and thus achieve greater neutralisation of TNF-alpha compared to monoclonal antibodies. Secondly, antibody fragments (Fabs) are much smaller than whole antibody Immunoglobulin G molecules (IgG). As a result, they have a much greater volume of distribution in the body, with more rapid tissue penetration and clearance of TNF-alpha from the body, desirable traits for an anti-sepsis therapy. Thus CytoFab™ may be able to succeed where other anti-TNF-alpha therapies have failed in the past.



Key Performance Indicators

The Board of Directors evaluates the performance of the Company by measuring a number of key performance indicators.

US Derived Revenues

US derived revenues show the underlying sales performance in US dollars and the effects of translating these into Sterling.

Year to 31 March	2006		2005	
	US$m	**£m**	US$m	£m
CroFab™	**20.4**	**11.5**	19.3	11.4
DigiFab™	**6.7**	**3.8**	10.1	5.9
ViperaTAb™	**0.2**	**0.1**	0.3	0.2
	27.3	**15.4**	29.7	17.5
Average exchange rate ($/£)	**1.77**		1.70	

Income from CroFab™ and DigiFab™

Our income from CroFab™ and DigiFab™ is recognised in two stages: as we ship product to our distributor (Fougera) and as a royalty on their product sales.

	2006	2005
CroFab™		
Cartons shipped	**19,201**	22,033
Revenue on shipment	**£7.9m**	£8.8m
Royalty on Fougera's sales	**£3.4m**	£2.4m
Other sales	**£0.2m**	£0.2m
DigiFab™		
Cartons shipped	**27,923**	49,549
Revenue on shipment	**£2.6m**	£4.9m
Royalty on Fougera's sales	**£1.1m**	£1.0m
Other sales	**£0.1m**	–

Other Revenues

Other revenues show the build-up of the balance of our revenues.

	2006 £m	2005 £m
Voraxaze™	**0.8**	0.5
CytoFab™	**0.7**	–
BSE	**0.5**	0.7
Other	**0.3**	0.1
	2.3	1.3
US Derived	**15.4**	17.5
Total Revenues	**17.7**	18.8

Margin on Manufactured Products

Margin on manufactured products shows the effects of yield changes and product mix on Gross Profit.

	2006 £m	2005 £m
Revenues*	**16.2**	18.0
Cost of Sales (excluding exceptional closedown costs**)	**9.9**	8.7
Gross Profit (before exceptional closedown costs)	**6.3**	9.3
Gross Margin (before exceptional closedown costs)	**38.9%**	51.7%

*Revenues include sales of CroFab™, DigiFab™, ViperaTAb™ and Voraxaze™.

**Cost of sales in 2006 is stated before £1.4 million of exceptional costs associated with the major shutdown incurred to qualify our expanded manufacturing facility in Wales.

Financial Review

This is the first full year of reporting under International Financial Reporting Standards (IFRS). Figures for the year to 31 March 2005 have been restated to allow a year on year comparison of the results. Explanation of the transition to IFRS is given in note 34 to the Financial Statements on pages 85 to 97.

Revenues

In the past, Protherics' main source of revenue has derived from its two marketed products, CroFab™ and DigiFab™. While these will continue to be the primary drivers in the shorter term, we anticipate that Voraxaze™ will contribute more significantly, assuming a successful outcome to the marketing applications under review in the EU and planned for the US. We also expect further milestones from AstraZeneca, should CytoFab™ continue to progress in development. Under our IFRS revenue recognition policy, the initial CytoFab™ receipt of £16.3 million will be allocated on a straight line basis over the estimated time to first marketing approval and £0.7m has been recognised in the year. The components of the £17.7 million of revenue for the year ended 31 March 2006 and the £18.8 million in the previous year are shown in the Key Performance Indicators (KPI) table on page 20 and are discussed in the Chief Executive's Review.

Cost of Sales

Cost of sales for the year was £11.3 million compared to £8.7 million in the previous year. There were several factors driving the increase. During the planned shutdown, undertaken to commission and test the expanded manufacturing facilities, overheads of £1.4 million were incurred. These are shown as an exceptional cost. Net of these unabsorbed overheads, the cost of sales was £9.9 million. In addition to this, there was a change in the ratio of products shipped, with a higher proportion of CroFab™, and, as discussed in the Chief Executive's Review, a lower proportion of DigiFab™ (a significantly higher margin product) than in the previous year. There were also two batches of CroFab™ lost due to contamination at our third party filling and freeze drying contractors. The overall effect was a reduction in margins on manufactured products (excluding the exceptional costs) from 51.7% to 38.9%, as shown in the KPIs. Margins are anticipated to increase substantially assuming the new CroFab™ manufacturing process is approved by the FDA in 2008.

Administrative Expenses

Research and development expenditure increased to £6.7 million from £4.6 million as we committed resources to CytoFab™ and undertook further work on Voraxaze™ in support of regulatory filings. No research and development expenditure has been capitalised.

General and administrative spending also increased to £9.2 million from £7.2 million. We have increased our investments in sales and marketing, charges for share-based payments under IFRS 2 are £0.4 million higher than the prior year, and the change in treatment of foreign exchange contracts under IAS 39 has resulted in a cost of £0.5 million against a credit of £0.1 million in the prior year.

Finance Income and Costs

Finance income has increased from £0.2 million in the prior year, to £0.4 million due to the increased levels of cash and cash equivalents on deposit following receipt of funds from AstraZeneca. Finance costs have shown a decrease to £0.4 million from £0.7 million, largely as a result of the decreasing balance of convertible loan notes which were issued to finance the Enact acquisition.



Barry M Riley, Finance Director

Results Before and After Tax

Loss before tax for the year was £9.6 million compared to a loss before tax of £2.1 million in the previous year. A tax credit, arising from credits on research and development expenditure has been offset by the release of a small deferred tax asset in respect of our US operations, resulting in a net credit of £0.1 million in the year, against a credit of £0.3 million in the prior year. Loss for the year after tax was £9.5 million compared to £1.8 million in the previous year.

Balance Sheet

Continued investment in property, plant and equipment has increased non-current assets to £18.6 million from £17.7 million at the end of the prior year. Current assets show a significant increase to £41.6 million from £23.6 million. Inventory levels have decreased by £1.9 million to £10.9 million as inventory built up ahead of the major shutdown has been sold. Cash and cash equivalents are £25.4 million, up from £7.3 million as a result of funds received under the AstraZeneca agreement. We plan to make further investments in CytoFab™ manufacturing and supporting our other pipeline products.

Total liabilities have increased to £33.8 million from £15.4 million and include £15.6 million of deferred income relating to the funds received from the AstraZeneca transaction, £3.3 million of which are included as current liabilities. Current liabilities have also increased due to CytoFab™ related spending, whilst non-current liabilities show the effects of conversion of loan notes, with £2.5 million outstanding at the year end, down from £3.8 million.

Loan note conversions, the equity investment by AstraZeneca, and the exercise of share options have increased share capital and share premium by a total of £9.2 million over the prior year, resulting in total equity of £26.4 million at the year end.

Liquidity and Cash Flow

In addition to Protherics' main sources of revenue explained above, we have raised further funds from shareholders as investment opportunities have arisen, and more recently received a £7.5 million equity investment from AstraZeneca. We use lease financing to fund capital equipment where appropriate, with total obligations of £1.8 million at 31 March 2006.

The acquisition of Enact in 2003 was accomplished largely by the issue of a £7.2 million convertible loan note which, if unconverted, would be repayable in 2010. Much of this has already been converted into ordinary shares, and £2.5 million remained outstanding at 31 March 2006. Other borrowings remain modest at £0.3 million.

Cash inflow from operating activities was £12.6 million compared to an outflow of £2.8 million in the prior year. Although the operating loss for the year was £9.5 million, only £0.7 million of the initial £16.3 million non refundable receipt from AstraZeneca was recognised as income in the period, and this is reflected in the increased cash inflow from operations.

Cash invested in property, plant and equipment increased to £2.0 million from £1.0 million in the previous year, as we prepared to scale up the CytoFab™ manufacturing process. Issue of shares, mostly to AstraZeneca, was £8.0 million, down from £9.2 million in the corresponding year.

Cash and cash equivalents were £25.4 million at the end of the year, up from £7.2 million. We invest our cash resources in short term deposits with banks with the highest credit ratings, putting security before absolute levels of return.

Financial Review continued

Currency Effects

CroFab™ and DigiFab™ revenues arise substantially in US dollars, while manufacturing and administrative costs are largely in Sterling and Australian dollars. We continue to manage currency exposures by covering on a rolling twelve month basis. Under IAS 39, we no longer apply hedge accounting, and the difference between the fair value of these contracts at each year end, plus any exchange gains or losses are reflected in administrative expenses for the year. Although the foreign exchange contracts therefore lock in expected cash receipts, they do not determine the rate used to translate these revenues in the Income Statement, which depends on the average actual rate over the year. The effective overall translation rate applied to these revenues in the year was $/£ 1.77 against $/£ 1.70 in the previous year.

Financial Outlook

Orders remain strong for CroFab™, while we expect a similar year to the one just ended for DigiFab™. Deferred income released from the AstraZeneca initial payment is expected to be in the order of £3 million while, depending on progress, other milestones may result. Voraxaze™ sales in the near term will continue to be derived from named patient sales, with sales increasing following the anticipated European and US marketing approvals in 2007.

We expect research & development expenditure to increase significantly over the next year, as we scale-up the CytoFab™ manufacturing process, improve the CroFab™ manufacturing process, progress the development of Prolarix™ and Angiotensin Vaccine and commence planned use studies of Voraxaze™.

Barry M Riley,
Finance Director

Principal Risks and Uncertainties

Competitive Environment

Some of Protherics' revenue streams have direct competitors (such as Digibind®, GlaxoSmithKline's competitor to DigiFab™), and increasing competition (in the TSE testing market). In other cases, alternative technologies may be developed which could compete or prove superior to our other products or product candidates. We also face competition for possible product acquisitions.

Intellectual Property

We may not be able to secure the necessary intellectual property rights in relation to products in development. Other companies may have patents which limit our ability to exploit our R&D efforts, and there are risks of challenge to our existing patent portfolio.

Regulatory Environment

The pharmaceutical industry is heavily regulated. New products will generally need several phases of preclinical and clinical studies before marketing approval and may require approvals in several jurisdictions. It is often difficult to anticipate the requirements of the various regulatory authorities, which can evolve with time, frequently making the approval process more costly and lengthier than initially estimated. The manufacturing of pharmaceutical products is also closely regulated, with frequent inspections from the agencies.

R&D Risk

There is always a risk that drugs under development will fail. Potential products may show unacceptable levels of toxicity or may not prove effective in clinical trials. In addition, it may not prove possible to attract a suitable out-licensing partner for some of our potentially larger market opportunities, which generally need a higher level of investment in phase 3 clinical studies than we may be able to commit from our own resources.

Manufacturing Risk

There are ongoing and rigorous regulatory and quality requirements associated with the manufacture of pharmaceutical products. We also rely on certain key suppliers for materials and processes, such as filling and freeze drying the end product. The filling and freeze drying process in particular carries with it risks of failure and loss of product. Our polyclonal antibody products rely on serum produced from our sheep flocks in Australia, which could be subject to disease outbreaks and we rely on our single site in Wales to undertake the majority of the manufacturing process.

Directors



(left to right) James Christie, Bryan Morton, Barry Riley, John Brown, Garry Watts, Andrew Heath and Stuart Wallis

Executive Directors

Andrew John Heath, MD, PhD, (Chief Executive Officer) (58)
Andrew Heath holds a M.D. and PhD from Sweden's Gothenburg University. After a career in research and clinical medicine at Vanderbilt University, he joined the pharmaceutical industry in 1989. Dr Heath has held both R&D and commercial positions with Glaxo and Astra, in Europe and the US. He served as Chief Executive Officer at AeroGen Inc, from 1996, joining Therapeutic Antibodies Inc. as Chief Executive Officer in March 1998. He continued as CEO upon the formation of Protherics in 1999 following the merger of Therapeutic Antibodies Inc. and Proteus International plc. Andrew Heath is a Non-executive Director of XL TechGroup Inc. and the BioIndustry Association.

Barrington Marshall Riley, BA, FCA, (Finance Director) (57)
After qualifying as a Chartered Accountant, Barry Riley joined the Bowater Organisation, where he had responsibility for the finance function at several operations. From there he moved to FMC Corporation, the US conglomerate where he had general management responsibilities for a speciality chemical operation, and also oversaw the head office finance function for all UK operations. He joined Proteus International plc in 1995 as Finance Director and was closely involved in the merger with Therapeutic Antibodies Inc. in 1999. More recently, he played a major part in the negotiations with AstraZeneca, leading to the licencing agreement in December 2005. He is a trustee of the Protherics pension scheme.

James Campbell Christie, BSc, MBA, (Operations Director) (48)
James Christie joined the biopharmaceutical industry in 1980 and has worked with GSK, Celltech and Centocor BV, before joining Therapeutic Antibodies Inc. in 1998. He was appointed to the Protherics Board in September 1999. He has management responsibility for manufacturing, quality, process development and technical support operations both in Australia and in the UK. He is also a trustee of the Protherics pension scheme and more recently, he played a major part in the negotiations with AstraZeneca, leading to the licencing agreement in December 2005.

Non-executive Directors

Stuart Michael Wallis, FCA, CTA (Chairman) (60)
Stuart Wallis was previously the Chief Executive Officer of Fisons plc and Chairman of Communisis plc and is currently Chairman of Plethora Solution Holdings PLC, The Simply Smart Group Ltd., TSL Education Ltd. and BCS Global Networks Ltd. He became Chairman of Therapeutic Antibodies Inc. in September 1998.

Garry Watts, FCA (49)
Garry Watts is currently the Chief Executive Officer of SSL International PLC having previously held the position of Finance Director and Managing Director for Europe. He is also a Non-executive Director of the Medicines and Healthcare Products Regulatory Agency (MHRA), where he chairs the Audit and Risk Committee. Previously, he held executive directorships at Celltech Group plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the UK healthcare and life science practice.

John Robert Brown, PhD, MBA (51)
John Brown was previously the Chief Executive Officer of Acambis PLC having previously held the position of Finance Director. He is currently the Chairman of the Roslin Institute and Scottish Biomedical Ltd. He is a Non-executive Director of Vectura PLC, Ardana plc and Cambridge Antibody PLC. He is a member of the DTI Technology Strategy Board.

Bryan Morton, BSc, MBA (50)
Bryan Morton has a BSc in Pharmacology from Aberdeen University and an MBA from Durham University. He began his pharmaceutical career in sales and has held positions in medical information, marketing, sales management, business development and general management during a 29 year career in the healthcare industry largely with Merck and Co. Inc. and Bristol Myers Squibb. He has lived and worked in UK, USA, Australia and Belgium and in 2003 founded Zeneus Pharma through the acqusition of Elan's European sales and marketing business. Backed by Apax, this venture resulted in the sale of Zeneus to Cephalon in late 2005 after two highly successful years of profitable operation. He is a Non-executive Director of Aircraft Medical Ltd, a medical device company and is a member of the Pilgrim Software global advisory board.

Advisers

Advisers

Company Secretary and Registered Office
Julie Vickers, ACIS, MBA
The Heath Business & Technical Park
Runcorn
Cheshire WA7 4QX
Registered in England No. 2459087

Financial Advisers and Joint Brokers
Nomura Code Securities Limited
1 Carey Lane
London EC2V 8AE

Joint Brokers
Piper Jaffray
First Floor
Phoenix House
18 King William St
London EC4N 7US

Legal Advisers, UK
Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Legal Advisers, USA
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, Tennessee 37219, USA

Independent Auditors
PricewaterhouseCoopers LLP
101 Barbirolli Square
Lower Mosley Street
Manchester M2 3PW

Bankers
Barclays Bank Plc
1 Churchill Place
London E14 5HP

Registrars and Transfer Office
Neville Registrars Limited
Neville House
18 Laurel Lane
Halesowen
West Midlands B63 3DA

Patent Agents
Frank B Dehn & Co.
Chartered Patent Agents
179 Queen Victoria Street
London EC4V 4EL

Financial PR, UK
Financial Dynamics
Holborn Gate
26 Southampton Buildings
London WC2A 1PB

Financial PR, USA
Financial Dynamics
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, NY 10005, USA

Directors' Report

The Directors present their annual report on the affairs of the Group together with the audited financial statements for the year ended 31 March 2006.

Activities
The Company is the parent company of the Protherics Group. The principal activity of the Group is the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases.

The subsidiary and associated undertakings principally affecting the profits or net assets of the group in the year are listed in note 15 to the financial statements.

Business review
A review of the business of the Group, including a list of the principal risks and uncertainties facing the Group, is set out in the Business Review on pages 12 to 25. The Business Review also includes details of expected future developments in the business of the Group and an indication of its activities in the field of research and development. Key financial performance indicators are contained on pages 20 and 21 of the Business Review. Information on social, ethical and environmental matters are included in the Corporate and Social Responsibility Statement on page 48.

Certain statements in the Chairman's Statement and the Business Review are forward looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties or assumptions; actual results or events may differ materially from those expressed or implied by the forward-looking statements and could adversely affect the outcome and financial effects of the plans and events described in the Business Review. Forward-looking statements contained in this review based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Undue reliance should not, therefore, be placed on the forward-looking statements included in the Business Review.

Research and development
The Group continues to carry out research and development as detailed in the Business Review. Total research and development expenditure for the Group and Company during the year was £6,747,000 and £33,000 respectively (2005: £4,575,000 and £17,000 respectively).

Dividends
The Directors do not recommend the payment of a dividend for the year ended 31 March 2006 (2005: £nil).

Directors

The Directors of the Company who held office throughout the year, unless otherwise stated, and subsequent changes are as follows:

Executive Directors

A J Heath (Chief Executive Officer)(2)
B M Riley (Finance Director)
J C Christie (Operations Director)

Non-executive Directors

S M Wallis (Chairman)(1) (6)
G Watts(2) (3) (6)
J R Brown (Senior Independent Director)(2) (4) (5)
B G Morton (appointed 1 August 2005)(2) (4) (6)
A Atkinson (resigned 19 April 2005)
D W Gration (resigned 20 July 2005)(2) (4)

(1) Chairman of Nomination Committee
(2) Member of Nomination Committee
(3) Chairman of Audit Committee
(4) Member of Audit Committee
(5) Chairman of Remuneration Committee
(6) Member of Remuneration Committee

Messers Heath, Riley, Christie and Wallis retire by rotation at the next Annual General Meeting and, being eligible, offer themselves for re-election. Mr. Morton will also stand for election at the next Annual General Meeting having been appointed since the previous meeting.

Biographical details of the Directors are given on page 26.

Directors' interests

The Directors who held office at 31 March 2006 had the following interests in the shares and 6% convertible unsecured loan notes issued by the Company.

	Ordinary Shares		6% Convertible Loan Notes	
	31 March 2006 Number	31 March 2005 Number	31 March 2006 £	31 March 2005 £
S M Wallis	503,424	503,424	60,606	60,606
A J Heath	346,498	346,498	24,242	24,242
B M Riley	30,019	30,019	15,151	15,151
J C Christie	28,343	1,343	–	–
G Watts	–	–	–	–
J R Brown	20,000	20,000	–	–
B G Morton*	–	–	–	–
	928,284	901,284	99,999	99,999

*from date of appointment

All Directors' interests in ordinary shares are beneficial.

As at 6 June 2006, being the latest practicable date before the signing of these accounts, there have been no changes to the Directors' interests in the ordinary shares or convertible loan notes of the Company.

Details of Directors' emoluments and share options are provided in the Directors' Remuneration Report on pages 32 to 41.

Directors' Report continued

Creditor payment policy
It is the Group's policy to agree payment terms with suppliers at the commencement of trading relationships and to abide by those terms. Details of the average trade terms during the year are outlined in Note 19 to the accounts.

Substantial shareholdings
So far as is known to the Company, the only persons who, directly or indirectly, were interested in 3 per cent or more of the Company's share capital (including holdings notified under section 198 to 208 of the Companies Act 1985) were as follows:

	Number of shares	Percentage of Issued capital
AXA Framlington Investment Management Limited	29,131,551	11.19%
Morley Fund Management	27,793,624	10.68%
Insight Investment Management	16,955,135	6.51%
Invesco Perpetual	14,321,086	5.50%
Fidelity Investment Services Limited	11,515,217	4.42%
AstraZeneca Ireland Operations	10,990,621	4.22%
M&G Investment Management	10,477,724	4.03%
Artemis Investment Management	9,398,840	3.61%
Legal & General Investment Management	8,794,444	3.38%

Share capital
Details of shares issued during the year and outstanding options are given in note 24 to the financial statements.

Policy on employee involvement
Briefing and consultative procedures exist throughout the Group to keep employees informed of general business issues and other matters of concern. All UK employees with a minimum of six months service are given the opportunity to join the Company's Savings Related Share Option Scheme.

Policy on disabled employees
Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. Every effort is made to provide the same opportunities to disabled persons as to others and for those employees becoming disabled during their employment.

Charitable and political donations
Charitable donations of £160 were made during the year (2005: £150).

Auditors and disclosure of information to Auditors

So far as the Directors are aware, there is no relevant audit information (that is information needed by the Company's Auditors in connection with preparing their report) of which the Company's Auditors are unaware.

The Directors have taken all steps they ought to have taken as Directors in order to make themselves aware of any relevant audit information and to establish that the Company's Auditors are aware of that information.

PricewaterhouseCoopers LLP have expressed their willingness to continue in office as Auditors and a resolution to reappoint them will be proposed at the Annual General Meeting.

Annual General Meeting

The 2006 Annual General Meeting of the Company will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Tuesday 18 July 2006 at 12 noon. The Notice of Annual General Meeting, together with a detailed explanation of the business to be transacted at the meeting, is contained on pages 100 to 105.

By Order of the Board

J A Vickers
Secretary

7 June 2006

Registered Office:
The Heath Business & Technical Park
Runcorn
Cheshire WA7 4QX
Registered in England No. 2459087

Directors' Remuneration Report

Introduction

This report has been prepared in accordance with the requirements of Schedule 7A to the Companies Act 1985 (the "Schedule") and also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors' remuneration. In accordance with Section 241A of the Companies Act 1985 (the "Act"), a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements are to be approved.

Section 235 of the Act requires the Auditors to report to the Company's members on the "auditable part" of the Directors' Remuneration Report and to state whether, in their opinion, that part of the report has been properly prepared in accordance with Part 3 of the Schedule. The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The Company has established a Remuneration Committee which is constituted in accordance with the recommendations of the Combined Code. The members of the Committee comprised J R Brown, G Watts, S M Wallis and B G Morton (appointed 1 August 2005). The Committee was chaired by J R Brown.

None of the Committee had any personal financial interest (other than as shareholders and convertible loan note holders as disclosed in the Directors' Report), conflicts of interest arising from cross-directorships or day-to-day involvement in the running of the business. The Committee makes recommendations to the Board. No Director plays a part in any discussion about his or her own remuneration.

Using the services of Deloitte & Touche LLP, at the beginning of 2006, the Committee undertook a review of the Company's existing Directors' remuneration arrangements, including surveying a peer group of small biotechnology companies. The Committee also consulted A J Heath (Chief Executive Officer) in determining the remuneration of the other Executive Directors and senior employees.

The Committee has reviewed the Company's share incentive schemes and believes that grant levels and performance criteria remain appropriate to the Company's current circumstances and prospects.

Remuneration policy

Executive remuneration packages are prudently designed to attract, motivate and retain Directors of the necessary calibre and to reward them for enhancing value to shareholders. The performance measurement of the Executive Directors and key members of senior management and the determination of their annual remuneration package is undertaken by the Remuneration Committee. The remuneration of the Non-executive Directors is determined by the Board within limits set out in the Articles of Association.

There are five main elements of the remuneration package for Executive Directors and senior management:

- Basic salaries and benefits in kind
- Share option plans
- Long Term Incentive Plan (the LTIP)
- Annual incentive and Deferred Bonus Plan (the DBP)
- Pensions

The Company's policy is that a substantial proportion of the remuneration of the Executive Directors should be performance related. As described below, Executive Directors may earn annual incentive payments to be paid under the Company's DBP, the maximum of which is between 30% and 50% of their basic salary. In the year ended 31 March 2006, Directors and senior executives were given the opportunity to waive all rights to receive an annual bonus under the DBP and, at the sole discretion of the Remuneration Committee, the Company would make additional contributions to the Company's Pension Plan on behalf of those Directors and senior executives. In addition, the Directors benefit from participation in share-based compensation plans.

Executive Directors are entitled to accept appointments outside the Company providing that the Chairman's permission is sought. A J Heath (Chief Executive Officer) is currently a Non-executive Director of XL TechGroup Inc. from which he received remuneration of £35,000 per annum.

(i) Basic salaries and benefits in kind

Basic salaries are determined by the Remuneration Committee prior to the beginning of each year and when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers the Group as a whole and takes into account the performance of the individual and the rates for similar positions in comparable companies. Basic salaries are reviewed annually.

Benefits in kind include permanent health insurance and private medical insurance. Benefits in kind are not pensionable.

(ii) Share option plans

An Executive Share Option Plan (the ESOP) was adopted following the Extraordinary General Meeting on 27 January 2005. The ESOP is believed to be consistent with current best practice guidelines. It consists of an unapproved section with a UK Inland Revenue approved addendum. The option price is the greater of the market value of the shares on the date of grant (or the average market values on the three days immediately preceding the date of grant if the Committee so determines) and the nominal value of the shares. In any year, options will not be granted over shares with a value greater than twice the individual's annual remuneration (excluding bonuses, commissions and benefits in kind). This limit may be exceeded in exceptional circumstances at the discretion of the Committee.

Subject to satisfying performance conditions which are imposed at grant, options will be exercisable from the end of the vesting period, normally three years from the date of grant, to ten years from grant. The Committee may waive the performance conditions in certain circumstances subject to their replacement with equally stretching conditions. The Committee retains discretion not to set performance conditions for awards made to employees who are not Executive Directors.

With the exception of the Savings Related Share Options Scheme, the Committee's current policy is not to use the ESOP or previous option plans for Executive Directors, but to use the LTIP as the primary incentive mechanism. To date, no options have been granted to Directors under the ESOP.

The Company has previously operated an Approved Share Option Plan, an Unapproved Share Option Plan and an Approved Savings Related Share Option Plan for Executive Directors and employees to motivate those individuals through equity participation in the Company. The Committee has responsibility for supervising the plans and the grant of options to Executive Directors under the terms of the plans.

Under both the Approved and Unapproved Share Option Plans, which have been used widely across the Group, the exercise price of the options granted is equal to the market value of the Company's shares at the time the options are granted. Options issued prior to March 2004 may then be exercised on any date between three and ten years from the date of grant of the option subject to the Company's share price outperforming the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option. The Unapproved Plan requires that, for options granted to holders with an aggregate value (at the date of grant) for all options between four and eight times annual salary, those options may be exercised between five and ten years from the date of grant, subject to meeting the required performance criteria. Prior to December 1999, the Approved Plan required real growth in earnings per share over three years. Initially, the Unapproved Plan, adopted by Proteus International plc in 1996

Directors' Remuneration Report continued

prior to the merger with Therapeutic Antibodies Inc., had performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating turnover. The Board considered that the criteria was not appropriate to the more mature business of Protherics PLC, and, under the Plan rules, adopted the performance criteria approved in December 1999 as likely to be a fairer and more effective incentive.

The options granted on 1 March 2004 are subject to revised performance criteria intended to improve compliance with best practice guidelines. Performance will be measured once only after three years from grant. If the Total Shareholder Return (TSR) of the Company reaches the median of the FTSE All Share Pharmaceutical and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company's performance is at or above the upper quartile. For options granted to holders with an aggregate value (at the date of grant) for all executive scheme options of between four and eight times annual salary, performance will be measured after five years. No options are exercisable if the TSR of the Company is at the median of the FTSE All Share Pharmaceutical and Biotech Index. Options may then be exercised on a sliding scale beyond this point, with the maximum number of shares being exercisable if the Company's performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company's underlying financial performance over the period. These performance criteria were selected to incentivise Directors to enhance shareholder value above the Company's peer group.

In addition, A J Heath was granted an option to subscribe for 600,000 ordinary shares at 39p on 22 December 1999. The agreement was structured as an individual option agreement to facilitate the retention of A J Heath as the Chief Executive Officer of the Company. The existing options held by A J Heath had exercise prices significantly in excess of the then current market price and in order to provide A J Heath with sufficient incentive, it was thought appropriate to enter into the option agreement. The terms of the agreement are similar to those of the Unapproved Share Option Plan. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE All Share Pharmaceutical and Biotech Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favourable tax, exchange control or regulatory treatment for A J Heath or any Group Member. No such options have been exercised to date.

The Company also operates an Approved Savings Related Share Option Plan, which is open to all employees with a minimum of six months service. Options may be granted under this Plan at a discount of up to 20% of market value on the date immediately preceding the date of the invitation made to employees to subscribe for options. All options granted under this plan during the year and outstanding at 31 March 2006, have been made at 20% discount. Options may be exercised during the period of six months following maturity of the savings contract. Under the rules of the Plan, participants may choose either a three-year or a five-year savings contract. There are no performance criteria under the Savings Related Share Option Plan.

As at 31 March 2006, awards over 10,520,520 ordinary shares were outstanding under the Company's discretionary plans which amounted to 4.1% of the Company's issued share capital.

(iii) Long Term Incentive Plan (the "LTIP")

The LTIP is used as the primary incentive mechanism for executive Directors. Other key employees are also invited to participate. Awards are made in the form of share options over new issue shares with an award price equal to the aggregate nominal value of the number of shares under option. Current policy is to grant awards twice yearly. Awards will not be granted in any year with a value greater than the individual's annual remuneration (excluding bonuses and benefits in kind). This limit may be exceeded in exceptional circumstances at the discretion of the Committee.

Awards are exercisable at the end of the vesting period, subject to the achievement of performance conditions determined at the time of grant. The Committee may waive the performance conditions in certain circumstances, subject to their replacement with equally stretching conditions. Any change in conditions would be disclosed to shareholders in the Director's Remuneration Report. The vesting period will normally be three years from the date of grant, and awards may be exercised up to ten years from the date of grant. Benefits under the LTIP are not pensionable.

Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company's TSR. Performance will be measured after three years from grant by measuring the TSR of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently Alliance Unichem Plc, AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc). TSR will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance. In any event this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the Group. Awards will vest, on a sliding scale between each step, as follows:

Protherics PLC TSR relative to comparator group	% of total award vesting
Upper decile	100%
Upper quartile	80%
Median	30%
Below median	Nil

Measuring the Company's performance against these comparators recognises the importance for shareholders that the Company outperforms its sector and reflects the importance of the Company's aim of sustainable share price growth.

The awards made to Directors under this plan are illustrated in the table on page 39 of this report.

(iv) Annual incentive and Deferred Bonus Plan (the "DBP")
From 1 April 2005 the DBP, approved by shareholders on 27 January 2005, was introduced. Current policy is to grant awards annually to Executive Directors and senior employees. Participation is at the discretion of the Committee. The maximum award is set at 50% of basic salary, but may be exceeded in exceptional circumstances. Performance is measured against annual targets, which are set for each individual director and are determined with reference to the requisite performance for achieving the overall strategic objectives of the business. These targets may be amended should the Remuneration Committee consider this to be in the interests of the Company, subject to their replacement with equally stretching conditions. The Committee will determine the extent to which the award will be delivered as cash or, as an option over the Company's shares.

Where the award is delivered as an option, the number of shares under the award is calculated by dividing the amount of the bonus by the market value of the shares on the date on which the award vests, or such other day as the Committee determines. Options will normally be granted at a nominal, or nil, exercise price and will normally be exercisable between two and ten years after grant. If the individual leaves within the two year deferral period, under normal circumstances the option is forfeited. The Committee retains the discretion to allow the individual to retain the shares if appropriate.

Benefits arising under the DBP are not pensionable.

(v) Pensions
The Group operates a defined contribution pension scheme for the benefit of Executive Directors and employees. Their dependants are eligible for a lump sum in the event of death in service. The assets of the pension scheme are held separately from those of the Group. The Committee may make payments to the pension scheme in lieu of bonuses or salary increases, at its discretion.

Directors' Remuneration Report continued

Performance graph

The following graph shows the Company's performance, measured by TSR, compared with the performance of the FTSE All Share Pharmaceutical and Biotech Index also measured by TSR. TSR is defined as share price growth and reinvested dividend. The FTSE All Share Pharmaceutical and Biotech Index has been selected for this comparison because it is the index used as the performance criterion for the Company's Approved and Unapproved Share Option Plans. An additional graph showing the Company's TSR against the FTSE All Share Pharmaceutical and Biotech Index (excluding FTSE 100 companies). TSR has also been included in this report as it is the index used for performance measurement under the LTIP.


Protherics - Total Shareholder Return against an index of FTSE All Share Pharmaceutical and Biotech companies excluding FTSE 100 constituents
Total Shareholder Return
Protherics
FTSE All Share Pharmaceutical & Biotech Index excluding FTSE 100 constituents

Source: Datastream


Protherics - Total Shareholder Return against FTSE All Share Pharmaceutical and Biotech index
Total Shareholder Return
Protherics
FTSE All Share Pharmaceutical & Biotech index

Source: Datastream

Executive Directors' Contracts

It is the Company's policy that Executive Directors should have contracts with an indefinite term providing for a maximum of one year's notice by the Company.

The details of the Executive Directors' contracts are summarised in the table below:

	Date of Contract	Notice period (Director)	Notice period (Company)
J C Christie	21 September 2000	6 months	12 months
A J Heath	6 November 2001	12 months	12 months
B M Riley	13 July 1995	6 months	12 months

In the event of early termination, the Directors' contracts provide for compensation up to a maximum of basic salary for the notice period.

Non-executive Directors' terms of engagement

The Non-executive Directors have specific terms of engagement. Their remuneration is determined by the Board within limits set by the Articles of Association and based upon Board surveys of fees paid to Non-executive Directors of similar companies with similar responsibilities. G Watts, J R Brown and B G Morton receive payments under letters of appointment which are terminable by three months notice by either party. S M Wallis receives payment under both a consultancy agreement and a letter of appointment, both of which are terminable with twelve months notice from either party. A Atkinson received payments under a letter of appointment, terminable by three months notice by either party. In addition, Chimeron Limited, a company in which A Atkinson has an interest, received £40,583 in respect of consultancy services over the period from 1 April 2005 to 30 November 2005. When setting the remuneration of Non-executive Directors, the Board considers the amount of time required to discharge Committee responsibilities. Excluding the Chairman of the Company, the Non-executive Directors receive fees of £25,000 per annum. The Chairmen of the Remuneration and Audit Committees receive an additional amount of £5,000 per annum.

Non-executive Directors cannot participate in the Company's share option and share award plans, although any existing options held upon appointment can be retained.

The Non-executive Directors are not eligible to join the Company's pension scheme.

Audited Information

Aggregate Directors' Remuneration

The total amounts for Directors' remuneration were as follows:

	2006 £'000	2005 £'000
Emoluments	942	865
Compensation for loss of office	50	7
Gains on exercise of share options	3	-
Money purchase pension contributions	202	149
	1,197	1,021

Gains made by A Atkinson and D Gration occurred following their resignation as Directors and are not included in the above table.

Directors' Emoluments

Name of Director	Fees/basic salary £'000	Compensation for loss of office £'000	Benefits in kind £'000	Annual bonuses £'000	2006 Total £'000	2005 Total £'000
Executive						
J C Christie	140	–	1	69	210	160
A J Heath	179	–	2	153	334	251
B M Riley	130	–	1	70	201	175
Non-executive						
A Atkinson	8	39	–	–	47	103
J R Brown	30	–	–	–	30	21
M S Brown	–	–	–	–	–	7
D W Gration	9	11	–	–	20	28
B G Morton	17	–	–	–	17	–
M Peagram	–	–	–	–	–	–
S M Wallis	70	–	33	–	103	103
G Watts	30	–	–	–	30	24
	613	50	37	292	992	872

A Atkinson and D W Gration resigned as Non-executive Directors on 19 April 2005 and 20 July 2005 respectively. M S Brown and M Peagram resigned as Non-executive Directors on 16 April 2004.

Directors' Remuneration Report continued

The fees and termination payments in respect of A Atkinson include £41,000 (2005: £83,000) paid to a company controlled by him. The fees in respect of S M Wallis include £35,000 paid to his management company (2005: £35,000).

Benefits in kind reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.

The fees/basic salary exclude entitlements waived by A J Heath and B M Riley of £100,000 and £30,000 respectively (2005: £70,000 and £15,000 respectively). The Remuneration Committee determined that these sums be paid into their respective pension funds and they are included in the Directors' Pension Entitlement table below.

A J Heath, B M Riley and J C Christie waived their right to receive a bonus under the DBP for the year ended 31 March 2006, and the Remuneration Committee has determined that an amount to be classified as a bonus be paid into the Company pension fund on their behalf. The amount paid was equal to the amount which would otherwise have been receivable under the DBP plus 10% thereof, being a portion of the saving to the Company as a result of the method of bonus payment. The annual bonus disclosure above includes the additional 10%. These amounts are not included in the Directors' Pension Entitlement table below.

Executive Directors are entitled to accept appointments outside of the Company providing that the Board's permission is given. A J Heath (Chief Executive Officer) is currently a Non-executive Director of XL TechGroup Inc. from which he received remuneration of £35,000 in the year ended 31 March 2006.

Directors Pension Entitlements

Three Directors were members of money purchase schemes during the year (2005: three). Contributions made by the Company in respect of such Directors were as follows:

	2006 £'000	2005 £'000
J C Christie	**14**	12
A J Heath	**142**	107
B M Riley	**46**	30
	202	149

Directors' Share Options

Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors. None of the Directors exercised any options during the current year.

Details of the options for Directors who served during the year are as follows:

	At 1 April 2005	Granted	Exercised	Cancelled or expired	At 31 March 2006	Exercise price (p)	Exercisable from	to
Approved options								
B M Riley	52,955	–	–	52,955	–	68.83	25 Jul 1998	24 July 2005
Unapproved options								
D W Gration	90,000	–	90,000[3]	–	–	46.00	22 Jun 2001	21 Jun 2008
B M Riley	65,000	–	–	–	**65,000**	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	–	–	–	**50,000**	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	–	–	–	**120,000**	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	–	–	–	**350,000**	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	–	–	–	**200,000**	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	–	–	–	**225,000**	58.50	1 Mar 2007	28 Feb 2014
B M Riley*[1]	132,420	–	–	–	**132,420**	2.00	28 Feb 2008	27 Feb 2015
B M Riley*[2]	–	92,357	–	–	**92,357**	2.00	21 Dec 2008	20 Dec 2015
A Atkinson	100,000	–	100,000**[3]	–	–	23.25	20 Jun 2006	19 Jun 2013
A Atkinson	135,000	–	135,000**[3]	–	–	58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	–	–	–	**250,000**	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	–	–	–	**80,000**	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	–	–	–	**250,000**	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	–	–	–	**100,000**	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	–	–	–	**150,000**	58.50	1 Mar 2007	28 Feb 2014
J C Christie*[1]	111,416	–	–	–	**111,416**	2.00	28 Feb 2008	27 Feb 2015
J C Christie*[2]	–	77,707	–	–	**77,707**	2.00	21 Dec 2008	20 Dec 2015
A J Heath	116,300	–	–	–	**116,300**	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	–	–	–	**500,000**	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	–	–	–	**1,000,000**	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	–	–	–	**300,000**	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	–	–	–	**325,000**	58.50	1 Mar 2009	28 Feb 2014
A J Heath*[1]	221,233	–	–	–	**221,233**	2.00	28 Feb 2008	27 Feb 2015
A J Heath*[2]	–	157,556	–	–	**157,556**	2.00	21 Dec 2008	20 Dec 2015
Savings-related options								
J C Christie	27,000	–	27,000[4]	–	–	37.50	1 Apr 2005	31 Oct 2005
J C Christie	–	14,384	–	–	**14,384**	65.00	1 Feb 2009	31 Jul 2009
Individual								
A J Heath	600,000	–	–	–	**600,000**	39.00	22 Dec 2002	21 Dec 2009
	5,551,324	342,004	352,000	52,955	**5,488,373**			

*Options issued under the LTIP approved by the shareholders on 27 January 2005. The market price of a share at the date of grant was [1] 57.00p and [2] 78.50p.

**Following the resignation of A Atkinson from the Board on 19 April 2005, under the rules of the Unapproved Share Option Plan, the Remuneration Committee determined that his options would be exercisable during the period to 31 December 2005.

The market price of a share on the date of exercise was [3] 81.00p and [4] 49.50p.

Directors' Remuneration Report continued

Gains on exercise were as follows:

D W Gration	£31,500
A Atkinson	£88,125
J C Christie	£3,240

The market price of the Company's ordinary shares to which the options relate was 89.0p at 31 March 2006 and fluctuated between 45.0p and 99.75p during the year.

Options issued on 1 March 2004 under the Unapproved Plan are subject to performance criteria which measure TSR on a sliding scale against the FTSE All Share Pharmaceutical and Biotech Index. Options issued to existing holders with a total aggregate value (at the date of grant) of up to four times annual salary may be exercised after three years. If the Company is at the median, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company's performance is at or above the upper quartile. For options granted to existing holders with a total aggregate value (at the date of grant) between four and eight times annual salary, performance will be measured after five years. No options are exercisable if the TSR of the Company is at the median of the FTSE All Share Pharmaceutical and Biotech Index. Options may then be exercised on a sliding scale beyond this point, with the maximum number of shares being exercisable if the Company's performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company's underlying financial performance over the period.

Options were granted on 28 February 2005 and 21 December 2005 under the LTIP which was adopted by shareholders on 27 January 2005. Performance will be measured after three years from grant by measuring the total shareholder return of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100. TSR will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the Group. Awards will vest, on a sliding scale between each step, as follows:

Protherics PLC TSR relative to comparator group	% of total award vesting
Upper decile	100%
Upper quartile	80%
Median	30%
Below median	Nil

Measuring the Company's performance against these comparators recognises the importance for shareholders that the Company outperforms its sector and reflects the importance of the Company's aim of sustainable share price growth.

Options issued prior to 1 March 2004 under both the Approved and Unapproved Share Option Plans, may be exercised on any date between three and ten years from the date of the grant of the option subject to the Company's share price outperforming the average price of shares in the FTSE Pharmaceutical Index in any three year period commencing on or after the date of grant of the option. There are no performance criteria under the approved savings related option plan.

The performance criteria for A J Heath's individual option is similar to those of the Unapproved Share Option Plan. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath without the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favourable tax, exchange control or regulatory treatment for A J Heath or any Group Member.

A J Heath holds options over 116,300 shares under the Protherics PLC Plan for ex Therapeutic Antibodies employees. There are no performance criteria under this Plan, which mirrors the terms of the Therapeutic Antibodies 1990 Plan, from which the options were transferred.

The market price of the Company's ordinary shares to which the options relate was 89.0p at 31 March 2005 and fluctuated between 45.0p and 99.75p during the year.

Approved by the Board of Directors on 7 June 2006 and signed on its behalf by:

J R Brown
Chairman, Remuneration Committee

Corporate Governance

PRINCIPLES STATEMENT

The Board are committed to high standards of Corporate Governance. In accordance with the Listing Rules, the Company is required to comply with the Financial Reporting Council (FRC) Combined Code on Corporate Governance issued in July 2003 (the Combined Code). Set out below is a statement of how the principles of the Combined Code were applied. The Statement of Directors' Responsibilities in preparing the accounts is set out on page 99 and the statement from the Auditors on their reporting responsibilities is set out on page 98.

The Board of Directors

The Group is controlled through its Board of Directors of the Company. The Board's main roles are to create value for shareholders, to provide leadership to the Group and approve its strategic objectives and to ensure that the necessary financial and other resources are made available to enable it to meet those objectives. The Board, which meets at least nine times a year, has a defined schedule of matters reserved for decision by it.

The specific responsibilities reserved to the Board include: setting overall Group strategy, approving major capital expenditure or other commitments, including any substantial transactions, consideration of major financing matters of the Group, overseeing the system of risk management and approving annual and interim financial statements. It also approves the annual budgets and monitors performance against this budget and considers key appointments within the Group. Control of research and development, business development, sales and marketing and corporate affairs is delegated through the Chief Executive to senior executives who submit monthly reports to the Board. J C Christie has overall responsibility for operations, and control of operational matters is delegated through him to senior managers at each of the Company's sites in Wales and Australia.

As at 31 March 2006, the Board comprised four Non-executive Directors, including the Chairman, and three Executive Directors. Non-executive Directors A Atkinson and D W Gration resigned on 19 April 2005 and 20 July 2005 respectively. The names of the current Directors together with their biographical details are set out on page 26 of this report. With the exception of B G Morton who was appointed as Non-executive Director on 1 August 2005, all the Directors at the date of this report served throughout the period under review.

The division of responsibilities between the Chairman of the Board, S M Wallis, and the Chief Executive, A J Heath, is clearly defined and has been approved by the Board.

The Chairman leads the Board in the determination of its strategy and in the achievement of its objectives. The Chairman is responsible for organising the business of the Board, ensuring its effectiveness and setting its agenda. The Chairman has no involvement in the day to day business of the Group. The Chairman facilitates the effective contribution of Non-executive Directors and constructive relations between Executive and Non-executive Directors, ensuring Directors receive accurate, timely and clear information. The Chairman gives feedback to the Board on issues raised by major shareholders.

The Chief Executive has direct charge of the Group on a day to day basis and is accountable to the Board for the financial and operational performance of the Group.

The Company regards S M Wallis, J R Brown, G Watts and B G Morton as independent Non-executive Directors and these Directors constructively challenge and help develop proposals on strategy, and bring strong independent judgement, knowledge, and experience to the Board's deliberations. The Independent Directors are of sufficient calibre and number that their views carry significant weight in the Board's decision making. J R Brown is the Senior Independent Director. As Senior Independent Director, he is available to shareholders if they have concerns where contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve matters or for which such contact would be inappropriate. A Atkinson and D W Gration who served as Non-executive Directors until 19 April 2005 and 20 July 2005 respectively were not considered independent due to share options held by them, which were granted whilst the individuals held executive positions within the Company.

The Board ensures that all Directors receive appropriate training on appointment and that there is an agreed procedure whereby any of the Directors may take independent professional advice, at the Company's expense, in the furtherance of their duties. Continuing training is provided as and when necessary. Training requirements are identified as part of the annual appraisal process. All Directors also have access to the advice and services of the Company Secretary.

The Company held nine Board meetings during the year ended 31 March 2006. All members of the Board are supplied in advance with appropriate information covering matters which are to be considered, including monthly management accounts and regular management reports, which enables them to scrutinise the Group's and management's performance against agreed objectives.

The record of Board attendance during the year ended 31 March 2006 was:

	Number of meetings attended	Total number of meetings
A Atkinson	(1)	(1)
J R Brown	(8)	(9)
J C Christie	(9)	(9)
D W Gration	(4)	(4)
A J Heath	(9)	(9)
B M Riley	(9)	(9)
S M Wallis	(9)	(9)
G Watts	(9)	(9)
B G Morton	(5)	(5)

The Board has established a formal process, led by the Chairman, for the annual evaluation of the performance of the Board, its principal Committees and its individual Directors using a detailed evaluation checklist based on the Higgs evaluation guidance. The performance of the Chairman was reviewed by the Senior Independent Non-executive Director. The Directors are made aware that their performance will be subject to an evaluation on appointment.

The Company's Articles of Association require Directors to stand for election by shareholders at the first practical opportunity after their appointment and for re-election every three years.

Executive Directors A J Heath, B M Riley and J C Christie who are proposed for re-election at the next Annual General Meeting have service contracts which provide notice periods by the Company of one year. Non-executive Directors S M Wallis and B G Morton are also proposed for re-election. S M Wallis receives payments under a consultancy agreement which is terminable by twelve months' notice from either party, and a letter of agreement as Chairman which is terminable by twelve months' notice from either party. B G Morton receives payments under an appointment letter which is terminable by three months' notice from either party.

Nomination Committee

A Nomination Committee has been established to recommend the appointment of new Directors to the Board and to make recommendations on Board composition and balance. In appointing Non-executive Directors, the Board's practice is to use an external recruitment agent. This procedure was followed in respect of the recruitment of B G Morton as a Non-executive Director. During the year, the Committee comprised A J Heath (appointed 26 May 2005), B G Morton (appointed 1 August 2005), G Watts, D Gration (resigned 20 July 2005) and J R Brown and was chaired by S M Wallis and the contribution of all members of the Committee was in line with expectations.

Corporate Governance continued

The terms of reference of the Committee have been documented and agreed by the main Board. The full text of the terms of reference are available in the investor relations section of the Company website, www.protherics.com. The key terms are as follows:

- to review and evaluate the Board structure, size, balance of skills and composition and make recommendations to the Board with regard to adjustments that are deemed necessary;
- consider succession planning for Directors and other senior executives; and
- prepare a description of the roles and capabilities required for a particular appointment, be responsible for identifying and nominating candidates for approval of the Board to fill Board vacancies as and when they arise as well as put in place plans for succession, in particular, of the Chairman and the Chief Executive.

The record of attendance during the year ended 31 March 2006 was:

	Number of meetings attended	Total number of meetings
J R Brown	(3)	(3)
A J Heath	(3)	(3)
B G Morton	(1)	(1)
S M Wallis	(3)	(3)
G Watts	(3)	(3)

Before selecting new appointees, the Nomination Committee considers the balance of skills, knowledge and experience on the Board to ensure that a suitable balance is maintained. All job specifications prepared include details of the time commitments expected in the role.

S M Wallis has other commitments outside the Company as documented on page 26. The Board does not consider that these commitments represent an impediment to proper performance of his role as Chairman of the Company.

Details of Directors' service contracts are given in the Remuneration Report on page 36. The terms and conditions of appointment of the Directors are available for inspection by any person at the Company's registered office during normal business hours and at the AGM (for 15 minutes prior to the meeting and during the meeting).

Directors' Remuneration Committee

The Company's Remuneration Committee comprises S M Wallis, G Watts and B G Morton (appointed 1 August 2005) and is chaired by J R Brown. The Committee meets at least once a year to review the Group's policy on Directors' remuneration and advise the Board on the salaries and benefits of Executive Directors. The full terms of reference of this Committee have been documented and are available in the investor relations section of the Company website, www.protherics.com. The key terms are as follows:

- determine the policy for the remuneration of the Executive Directors and the executive team and review the ongoing appropriateness and relevance of such remuneration policy;
- determine total individual remuneration of the Executive Directors and executive team, including, bonuses, incentive payments, pension and other benefits;
- determine the annual bonus arrangements for the Executive Directors and executive team and review bonus arrangements recommended by the Chief Executive Officer for senior management within the business;
- review the design of all share incentive plans for approval by the Board and shareholders. For any such plans, determine each year whether awards will be made, and if so, the overall amount of such awards, the individual awards to Executive Directors and other senior executives and the performance targets to be used; and
- review any major changes to pension schemes, prior to submission to, and approval by, the appropriate Boards of Trustees.

The record of attendance during the year ended 31 March 2006 was:

	Number of meetings attended	Total number of meetings
J R Brown	(2)	(2)
B G Morton	(2)	(2)
S M Wallis	(2)	(2)
G Watts	(1)	(2)
By Invitation		
A J Heath	(2)	(2)

The Board has discussed the composition of the Remuneration Committee and is satisfied that the Directors who are members of this Committee are those who are best able to contribute to the Committee's objectives.

The Remuneration Report, which includes details of the Group's remuneration policy is set out on pages 32 to 41 of the Annual Report.

Audit Committee

During the year the Audit Committee comprised of Non-executive Directors B G Morton (appointed 1 August 2005), G Watts and J R Brown. On 26 May 2005, S M Wallis resigned from membership of the Committee. D W Gration resigned from the Committee upon his resignation as a Non-executive Director on 20 July 2005. G Watts acted as Chairman of the Committee. All the current members are considered independent Non-executive Directors.

The Committee has at least one member possessing recent and relevant financial experience. G Watts, a chartered accountant, was Group Finance Director of SSL plc between 2001 and 2004 and prior to that, a partner at Chartered Accountants KPMG. It can be seen from the Directors' biographical details, appearing on page 26, that the other members of the Committee bring to it a wide range of experience from positions at the highest level.

The terms of reference of the Audit Committee have been documented and agreed by the main Board. The full text of the terms of reference are available in the investor relations section of the Company website, www.protherics.com. The Committee's duties include:

- monitoring the integrity of the Group's financial statements and any formal announcement relating to the Group's performance;
- reviewing significant accounting judgements contained within the Group's financial statements;
- monitoring the effectiveness of the external audit process and making recommendations to the Board in relation to the appointment, re-appointment and remuneration of the external auditor;
- ensuring that an appropriate relationship between the Group and the External Auditors is maintained, including reviewing non-audit services and fees;
- reviewing annually the Group's system of internal control and the process for monitoring and evaluating risks facing the Group;
- reviewing, from time to time, the need for an internal audit function; and
- reviewing and monitoring External Auditors' independence and objectivity and the effectiveness of the audit process taking into consideration relevant UK professional and regulatory requirements.

Corporate Governance continued

The Audit Committee has approved a whistleblower procedure at a meeting held on 26 May 2005 and issued to all employees on 31 May 2005.

The Committee meets with Executive Directors and management, as well as privately with the External Auditors.

In order to preserve auditor independence, the Board seeks alternative advisors in the provision of consultancy services unless use of the auditor is in the best interests of the Group. The Auditors are asked on a regular basis to articulate the steps they have taken to ensure their independence. Prior approval of the Audit Committee is required for any non-audit services provided by the External Auditors. Details of the amounts paid to the External Auditors during the year for audit and other services are set out on page 61 of the financial statements.

The record of attendance during the year ended 31 March 2006 was:

	Number of meetings attended	Total number of meetings
J R Brown	(4)	(4)
D W Gration	(2)	(2)
B Morton	(2)	(2)
G Watts	(4)	(4)
By invitation		
J C Chrisite	(2)	(4)
A J Heath	(4)	(4)
B M Riley	(4)	(4)
S M Wallis	(4)	(4)

Shareholders

The Chairman and Chief Executive Officer are the principal spokesmen for the Group with both institutional and private investors. The Chief Executive Officer and Group Finance Director attend meetings with major institutional shareholders at least bi-annually and communicate the views of majority shareholders to the Board. The Company Secretary ensures that any matters of concern raised by institutional shareholders are communicated to the Board and its Committees as appropriate.

The Annual General Meeting is used as an opportunity to communicate with private investors, as is the Company's website which includes announcements and corporate documents. All shareholders are entitled to attend the Annual General Meeting where the Chairmen of the Audit, Remuneration and Nomination Committees are available for any questions that may arise. It is the Company's intention that the notice of the forthcoming AGM and related papers will be sent to shareholders at least 20 working days before that meeting.

Internal Control

The Directors have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance that the assets of the Group are safeguarded and that the shareholders' investments are protected. The system includes internal controls covering financial, operational and compliance areas, and risk management. There are limitations in any system of internal control, which are designed to manage rather than eliminate the risk of failure to achieve business objectives. Such internal control systems provide reasonable but not absolute assurance with respect to the preparation of financial information, the safeguarding of assets and the possibility of material misstatement or loss. In the year to 31 March 2006, an Enterprise Risk Management programme was undertaken and a detailed assessment was made of the major risk areas for the business and methods used to monitor and control them. In addition to financial risk, this covered operational, commercial, marketing and research and development risks.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks that the Group faces. The Board regularly reviews the risk management process, which has been in place from the start of the year to the date of approval of this report and which is in accordance with the Turnbull guidance.

The key procedures designed to provide an effective system of internal control are that:

- there is an organisational structure with clearly defined lines of responsibility and delegation of authority;
- annual budgets are prepared and updated as necessary;
- management accounts are prepared on a monthly basis and compared to budgets and forecasts to identify any significant variances; and
- the Group appoints staff of the required calibre to fulfil their allotted responsibilities.

Internal Audit

The Board has considered it inappropriate to establish an internal audit function, given the size of the Group, however, this decision will be reviewed as the operations of the Group develop. In future years, the Company and its Auditors will be required to report on internal controls as part of the Sarbanes-Oxley regulations to support its SEC registration and resource has been allocated to prepare for this requirement.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

STATEMENT OF COMPLIANCE

Throughout the year ended 31 March 2006, the Company complied with the provisions of the Combined Code except for:

- the Chairman of the Company, S M Wallis, and D W Gration, who was not considered to be an independent non-executive due to options held which were granted whilst he held an executive role in the Company, were both members of the Audit Committee at the start of the year. In accordance with the Smith guidance, S M Wallis resigned as a member of the Committee on 26 May 2005 whilst D W Gration resigned from the Board and its committees on 20 July 2005; and
- the terms of reference of the Remuneration Committee and the Nomination Committee were not adopted until 26 May 2005, and have since become available on the Company's website.

Social, Ethical and Environmental Policies

Corporate and Social Responsibility

The Board of Directors has adopted a corporate responsibility programme which incorporates social, ethical and environmental policies (SEE).

Social and Ethical Policies

Protherics policy is to establish and preserve a reputation for ethical and fair dealing with its stakeholders.

Protherics has implemented policies on health and safety, human resources policies including the issuance of a Company handbook detailing a code of conduct, which is supported by other policies such as equal opportunities, policies against harassment, disciplinary rules, grievance procedures, maternity and parental leave policies.

The Company has appointed Health and Safety Officers who undertake regular audits and maintain a health and safety culture within the Group.

The Company has published on its website a code of ethics applicable to the Chief Executive Officer, Finance Director and Group Financial Controller, as required by the US Sarbanes - Oxley legislation, and has also distributed a whistleblowing policy to all employees.

The ethical behaviour of the Company is reliant on the way employees conduct business with external organisations. Employees are required when acting on behalf of Group companies to uphold best ethical practice with respect to customers and suppliers.

Protherics promotes interaction with the local community, including schools and has hosted a number of open days at its UK manufacturing facility.

Environmental Policy

The Company regards the protection of the environment as a mutual objective for management, employees and others engaged in Company activities. It is Company policy to adopt the "best available techniques not entailing excessive costs" (BATNEEC) and "best practicable environmental option" (BPEO) approach at all times to prevent pollution of the air, land and water, and to protect everyone from all foreseeable hazards connected with Company activities.

In particular, the Company has a responsibility to:

- provide and maintain a safe and healthy environment;
- adopt a system of integrated pollution control of all Company activities;
- realise its duty of care for the management of all waste;
- provide adequate information, instruction, training and supervision to prevent the pollution of the environment;
- take account of all relevant statutory requirements;
- assess all risks to everyone affected by Company activities; and
- continually monitor environmental control measures applicable to the Company's activities and wherever necessary, consult with the Environmental Agency, local enforcing authorities and external advisers.

All employees and others engaged on Company business have a duty to co-operate in the enactment of this Policy by:

- working safely and efficiently at all times;
- reporting any incidents that have led, or may lead to possible pollution of the environment; and
- adhering to Company Rules and procedures for securing a safe and healthy environment.

The Company's UK manufacturing operation has been independently assessed to the Green Dragon Environmental Management Standard level two. A Gap Analysis has been completed in respect of seeking assessment at the higher level three standard.

Income Statements

for the year ended 31 March 2006

	Notes	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Revenue	4	17,709	18,839	1,302	1,017
Cost of sales					
Cost of sales excluding exceptional closedown costs		(9,930)	(8,744)	–	–
Exceptional closedown costs	6	(1,362)	–	–	–
Total cost of sales		(11,292)	(8,744)	–	–
Gross profit		6,417	10,095	1,302	1,017
Administrative expenses:					
Research and development		(6,747)	(4,575)	(33)	(17)
General & administrative		(9,203)	(7,178)	(4,557)	(2,865)
Total administrative expenses		(15,950)	(11,753)	(4,590)	(2,882)
Operating loss	6	(9,533)	(1,658)	(3,288)	(1,865)
Finance income	8	401	236	226	188
Finance costs	9	(431)	(655)	(253)	(468)
Loss before tax		(9,563)	(2,077)	(3,315)	(2,145)
Tax	10	75	296	–	–
Loss for the year	26	(9,488)	(1,781)	(3,315)	(2,145)
		Pence	Pence		
Basic and diluted loss per share	11	(3.8)	(0.8)		

The results relate to continuing operations.

Statements of Recognised Income & Expense

for the year ended 31 March 2006

	Notes	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Exchange differences on translation of foreign operations		(158)	(33)	–	–
Net expense recognised directly in equity		(158)	(33)	–	–
Loss for the year		(9,488)	(1,781)	(3,315)	(2,145)
Total recognised expense for the year		(9,646)	(1,814)	(3,315)	(2,145)
Adjustments arising on first time adoption of IAS 32 and IAS 39	26	211	–	285	–
Total losses recognised since last financial statements		(9,435)	(1,814)	(3,030)	(2,145)

All recognised income and expense is attributable to equity shareholders.

The notes on pages 52 to 97 form part of these financial statements.

Balance Sheets

at 31 March 2006

		Group		Company	
		2006	2005	2006	2005
	Notes	£'000	£'000	£'000	£'000
Non-current assets					
Goodwill	12	9,199	9,199	–	–
Intangible assets	13	1,060	1,081	–	–
Property, plant and equipment	14	8,109	6,999	280	242
Investment in subsidiaries	15	–	–	62,357	62,357
Deferred tax asset	10	206	432	–	–
		18,574	17,711	62,637	62,599
Current assets					
Inventories	16	10,887	12,752	–	–
Financial assets	23	–	75	–	–
Tax receivables		717	344	–	–
Trade and other receivables	17	4,520	3,200	17,198	13,224
Cash and cash equivalents	18	25,438	7,270	8,517	6,852
		41,562	23,641	25,715	20,076
Total assets		60,136	41,352	88,352	82,675
Current liabilities					
Trade and other payables	19	15,722	8,551	6,172	5,932
Current tax liabilities		278	209	–	164
Financial liabilities					
Obligations under finance leases	22	623	534	1	28
Bank overdrafts and loans	20	37	193	–	–
Derivative instruments	23	136	–	136	–
		16,796	9,487	6,309	6,124
Non-current liabilities					
Trade and other payables	19	13,081	638	–	–
Financial liabilities					
Borrowings	20	222	250	–	–
Convertible loan notes	21	2,469	3,762	2,469	3,762
Obligations under finance leases	22	1,216	1,246	–	3
		16,988	5,896	2,469	3,765
Total liabilities		33,784	15,383	8,778	9,889
Net assets		26,352	25,969	79,574	72,786
Shareholders' equity					
Share capital	24	5,186	4,844	5,186	4,844
Share premium account	25	86,770	77,868	86,770	77,868
Merger reserve	26	51,163	51,163	–	–
Equity reserve	26	263	–	263	–
Cumulative translation reserve	26	(191)	(33)	–	–
Retained earnings	26	(116,839)	(107,873)	(12,645)	(9,926)
Total equity		26,352	25,969	79,574	72,786

The financial statements were approved by the Board of Directors and authorised for issue on 7 June 2006. They were signed on its behalf by:

B M Riley
Director

The notes on pages 52 to 97 form part of these financial statements.

Cash Flow Statements

for the year ended 31 March 2006

	Notes	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Cash flows from operating activities					
Cash inflow/(outflow) from operations	31	12,609	(3,054)	(6,278)	(2,045)
Income tax paid		(50)	(79)	-	-
Income tax received		5	332	-	-
Net cash inflow/(outflow) from operating activities		12,564	(2,801)	(6,278)	(2,045)
Investing activities					
Interest received		401	236	226	188
Proceeds on disposal of property, plant and equipment		52	35	45	1
Purchases of property, plant and equipment		(1,989)	(1,001)	(142)	(22)
Purchases of other intangible non-current assets		-	(191)	-	-
Capital grants received		250	10	-	-
Net cash (used in)/from investing activities		(1,286)	(911)	129	167
Financing activities					
Interest paid		(257)	(494)	(204)	(393)
Interest paid on finance leases		(133)	(131)	(1)	(4)
Repayment of borrowings		(171)	(336)	-	-
Repayments of finance leases		(582)	(490)	(30)	(25)
Issue of shares		8,049	9,161	8,049	9,161
Net cash from financing activities		6,906	7,710	7,814	8,739
Net increase in cash and cash equivalents		18,184	3,998	1,665	6,861
Cash and cash equivalents at the beginning of year		7,242	3,253	6,852	(9)
Effect of foreign exchange rate changes		12	(9)	-	-
Cash and cash equivalents at the end of year	18	25,438	7,242	8,517	6,852

The notes on pages 52 to 97 form part of these financial statements.

Notes to the Financial Statements

for the year ended 31 March 2006

1 General Information

Protherics PLC is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is given on page 27. The nature of the Group's operations and its principal activities are set out in note 5 and in the Business Review on pages 12 to 25.

These financial statements are presented in Sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in note 2.

These financial statements were approved for issue by the Board of Directors on 7 June 2006. At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not yet been applied in these financial statements, were in issue but not yet effective:

- IFRS 7, Financial Instruments: Disclosures; and the related amendment to IAS 1, Presentation of Financial Statements on Capital Disclosures.

- IFRIC 4, Determining Whether an Arrangement Contains a Lease.

The Directors anticipate that the adoption of these Standards and Interpretations in future years will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant Standards come into effect for periods commencing on or after 1 April 2007.

2 Accounting Policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.

Adoption of International Financial Reporting Standards (IFRS)

This is the first set of financial statements prepared in accordance with IFRS adopted for use in the European Union.

The Group financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP) until 31 March 2005. In preparing the financial statements for 31 March 2006, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with the recognition and measurement criteria of IFRS. The comparative figures in respect of 31 March 2005 are restated to reflect these adjustments.

The Group has adopted Standards and Interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operation and effective for accounting periods beginning on 1 April 2005.

First-time adoption of IFRS

For the year ended 31 March 2006, the Group has applied the principles set out in IFRS 1, First-time Adoption of International Reporting Standards, which has been applied in preparing these financial statements.

IFRS 1 sets out the procedures to be followed when adopting IFRS for the first time as the basis for preparing the Group's financial statements. The Group is required to establish its IFRS accounting policies as at 31 March 2006, and, in general, apply these retrospectively to determine the IFRS opening balance sheet at the date of transition. IFRS 1 provides a number of optional exemptions to this general principle. The most significant of these are set out below, together with a description, in each case, of the exemption adopted by the Group:

- **Business Combinations – IFRS 3, Business Combinations**
  The Group has elected not to restate business combinations recognised before the date of transition.

- **Financial Instruments – IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement**
  The Group has elected to adopt IAS 32 and IAS 39 from 1 April 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with UK GAAP.

Notes to the Financial Statements

for the year ended 31 March 2006

- **Share-Based Payments – IFRS 2, Share-Based Payments**
  The Group has elected to apply IFRS 2 to all share-based awards and options granted post 7 November 2002 that had not vested by 1 January 2005.

- Previously accumulated translation differences have been set to zero as at 1 April 2004.

The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 34.

Basis of accounting

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations adopted for use in the European Union and with those requirements of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. A summary of the more important policies are set out below, together with an explanation of where changes have been made to previous policies in the adoption of new standards in the year.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Basis of consolidation

The consolidated financial statements of Protherics PLC incorporate the financial statements of the Company and all entities over which it can exercise control (its "subsidiaries"). Control is achieved by the power to govern the financial and operating policies of the subsidiary generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

The purchase method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values on the date of acquisition, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets, including intangible assets acquired, is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring accounting policies used into line with those used by the Group.

On consolidation, all intra-group transactions, balances, income and expenditure are eliminated.

Segment reporting

A business segment is a group of assets, liabilities and operations engaged in providing products or services that are subject to risks and returns that are different from those of other parts of the business. A geographical business segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the functional currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Sterling, which is the Company's functional and presentational currency.

Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange prevailing at that date. Gains and losses arising on translation are included in the income statement.

Notes to the Financial Statements

for the year ended 31 March 2006

On consolidation, the results of operations that have a functional currency different from the presentational currency are translated at the average rate of exchange during the year and their balance sheets at the rates ruling at the date of the balance sheet. Exchange differences arising on translation from 1 April 2004 are taken directly to a separate component of equity, the cumulative translation reserve.

Revenue recognition

Revenue represents amounts receivable in respect of the sale of goods and services, licence agreements and intellectual property to customers during the year, net of trade discounts given and value added tax.

A description of the various elements of turnover and their accounting policies is given below:

- **Products**
  Revenue is partly recognised upon the shipment of products to the distributor, the significant risks and rewards having been transferred to the distributor, with further amounts being recognised in accordance with the contractual terms upon shipment to the end user.

- **Upfront payments**
  Non-refundable upfront payments are deferred and recognised over the period of the earnings process (see note 3).

- **Outlicensed product royalties**
  Royalty income is generated by sales of products incorporating the Group's proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Group can reliably estimate the underlying sales.

Research and development expenditure

Research expenditure is recognised as an expense as incurred. Expenditure incurred on development projects (relating to the design and testing of new or improved products) is recognised as intangible assets when it is probable that the project will be a success, considering factors including its commercial and technological feasibility, status of regulatory approval, and the ability to measure costs reliably. Other development expenditures are recognised as an expense as incurred. Development expenditure previously recognised as an expense is not recognised as an asset in a subsequent period. Development expenditure that has a finite useful life and which has been capitalised is amortised from the commencement of the commercial production of the product on a straight line basis over the period of its expected benefit.

No development expenditure has been capitalised in either the current or prior year.

Exceptional items

The Group defines exceptional items as those items which are not expected to occur frequently and by their nature or size, would distort the comparability of results from year to year.

Intangible fixed assets – Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets, including intangible assets, of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment or when events or changes in circumstances indicate the carrying value may be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an subsidiary include the carrying amount of goodwill relating to the subsidiary sold.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount. Goodwill arising on acquisitions in the year ended 31 March 1998 and earlier periods has been written off to reserves, has not been reinstated in the balance sheet and is not included in determining any subsequent profit or loss on disposal.

Intangible fixed assets – Other

Purchased trademarks, licenses and customer lists are recognised at cost on acquisition and are subject to amortisation over their useful life from the point at which the asset is available for use. The amortisation charge is calculated on a straight-line basis over their estimated useful lives (currently a maximum of 8 years).

Notes to the Financial Statements

for the year ended 31 March 2006

Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the assets carrying amount only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably.

Depreciation on assets is calculated using the straight-line method to allocate the cost of each asset less its residual value over its estimated useful life as follows:

Buildings and improvements	5% to 10% per year
Plant and machinery	10% to 15% per year
Computer equipment and software	20% to 33% per year
Fixtures, fittings and motor vehicles	20% to 25% per year

The assets residual values and useful lives are reviewed and adjusted as appropriate at each balance sheet date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An assets carrying amount is written down immediately to its recoverable amount if the carrying amount exceeds the higher of the assets fair value less cost to sell and value in use. Any impairment charge is recorded in the income statement.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement. Borrowing costs incurred during the construction of assets are expensed as incurred.

Investments

Investments are stated at cost less any provision for impairment.

Impairment of tangible and intangible assets

The Group reviews the carrying amounts of its tangible assets and intangible assets with finite lives when events or circumstances indicate the carrying value may be impaired whilst goodwill with an indefinite life is reviewed for impairment on an annual basis. In performing such reviews, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying value of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost comprises materials, direct labour and a share of production overheads appropriate to the relevant stage of production. Provision is made for obsolete, slow-moving or defective items where appropriate. Net realisable value is determined at the balance sheet date on commercially saleable products based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs. Research and development inventories are fully provided for in the income statement for the year, and are reinstated as appropriate if the related products are brought into commercial use.

Notes to the Financial Statements

for the year ended 31 March 2006

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates which have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Such assets are depreciated over the shorter of their estimated useful lives or the length of the lease. Assets purchased under hire purchase agreements are accounted for similarly, except that these assets are depreciated over their estimated useful lives.

Rentals under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Grants

Grants towards staff re-training costs are recognised as income over the periods in which the related costs are incurred and are deducted in reporting the related expense.

Grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the useful lives of the assets concerned.

Pensions

The Group operates a defined contribution pension scheme for all members of staff who wish to participate. The funds of the scheme are administered by trustees and are independent of the Group's finances. The Group's contributions are charged in the income statement as they fall due.

Notes to the Financial Statements
for the year ended 31 March 2006

Share-based payments
The Group has applied the requirements of IFRS 2, Share-Based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group grants share options to Directors and employees. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the expected life of the option, based on the estimate of the number of options that will eventually vest.

The share options granted have varying performance criteria required for the option to vest and these are considered in the method of measuring the fair value. Where it is considered appropriate, the fair value is measured using the Black-Scholes model. Where complex market performance criteria exist, a simulation model has been used, based on the same underlying methodology as the Black-Scholes model, to establish the fair value on grant.

Convertible loan notes
Following adoption of IAS 39, Financial Instruments: Recognition and Measurement, by the Group on 1 April 2005, convertible loan notes are regarded as compound financial instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is established by using an estimate for a similar non-convertible debt. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Group, is included in equity.

Issue costs are apportioned between the liability and equity components of the convertible loan notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

The interest expense on the liability component consists of the coupon rate and the element of the equity component proportionate to the liability component outstanding. This latter part is added to the carrying amount of the convertible loan notes.

Prior to 1 April 2005, the convertible loan notes were recognised initially at fair value, net of transaction costs incurred with the difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings.

Trade receivables
Trade receivables do not carry any interest and are stated at their face value as reduced by appropriate allowances for estimated irrecoverable amounts.

Trade payables
Trade payables are not interest bearing and are stated at their face value.

Derivative financial instruments
The Group's activities exposes it primarily to the financial risks of changes in foreign currency exchange rates. The Group uses foreign exchange forward contracts and options to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes. The use of financial derivatives is in accordance with the Group's policies approved by the Board of Directors, which is to hedge the foreign currency exposure from the expected US dollar sales on a rolling 12 month basis.

Prior to the adoption of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, on 1 April 2005, where a derivative instrument was used to hedge an asset denominated in a foreign currency, the effect of the instrument, being the difference between the closing and hedged rate of exchange for these assets, was carried separately on the balance sheet as a financial asset.

Following the adoption of IAS 32 and IAS 39 on 1 April 2005, these derivatives do not qualify for hedge accounting in accordance with IFRS since the exposure is primarily on intra-group transactions between subsidiary companies which are eliminated on consolidation. As a consequence, these derivatives are initially recognised and measured at fair value on the date the derivative contracts are entered into and subsequently measured at fair value. The changes in fair value of these derivative financial instruments are recognised in the income statement as they arise.

Notes to the Financial Statements

for the year ended 31 March 2006

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Financial guarantees

The Company has not adopted amendments to IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 4, Insurance Contracts, in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

The Company does not expect the amendments to have any impact on the financial statements for the year commencing 1 April 2006.

Financial risk management

The Group's multinational operations expose it to a variety of financial risks that include the effects of changes in foreign exchange rates, credit risks and liquidity risks. The Group undertakes procedures which aim to reduce uncertainty in the financial performance of the Group which are discussed below:

- **Foreign exchange risk**

  A significant element of the Group's revenue is denominated in US dollars whilst much of its cost base in the provision of these products is denominated in Sterling. The Group enters into cash flow hedges in the form of foreign exchange contracts and similar derivatives which typically extend for 12 months and cover 70 to 100% of anticipated requirements.

- **Credit risk**

  A significant element of the Group's revenue is generated from sales to one customer in the US. Management are constantly in communication with this customer and monitor both sales to and payments from this customer to minimise the credit risk exposure.

- **Liquidity risk**

  The Group maintains a mixture of short and medium term deposits that are designed to ensure the Group has sufficient available funds for operations and planned expansions.

3 Critical Accounting Judgement

As described in note 2, it is the Group's policy to recognise non-refundable upfront payments over the period of the earnings process. During the year, the Group received £16,300,000 from AstraZeneca UK Ltd in a Patent and License Know How agreement. These monies are non-refundable and are being recognised as revenue as the varying obligations within the contract are being satisfied, estimated to be over a period of 5 years. In determining the revenue recognition period, management considered the detailed criteria for the recognition of revenue per IAS 18, Revenue, and is satisfied that all requirements have been met by the Group.

Notes to the Financial Statements

for the year ended 31 March 2006

4 Revenue

An analysis of the Group's revenue is as follows:

	Group 2006 £'000	Group 2005 £'000
Sale of products	16,221	17,945
Revenue in respect of product development	976	–
Other	72	182
	17,269	18,127
Outlicensed product royalties	440	712
	17,709	18,839
Finance income	401	236
	18,110	19,075

The Company's revenue comprises of charges for the provision of services to Group companies.

5 Segmental Reporting

For management purposes, the Group is organised into two operating segments, the sale, manufacture and development of pharmaceutical products and royalties arising from outlicensed technology. These divisions are the basis on which the Group reports its primary segment information.

The revenue and costs of each segment are clearly identifiable and allocated to each segment accordingly. There are no inter-segmental revenues. The exceptional item shown within cost of sales is included within the sale, manufacture and development of pharmaceutical products operating segment.

Business segments

	2006			2005		
Continuing operations	Sale, manufacture and development of pharmaceutical products £'000	Outlicensed product royalties £'000	Group £'000	Sale, manufacture and development of pharmaceutical products £'000	Outlicensed product royalties £'000	Group £'000
Revenue	17,269	440	17,709	18,127	712	18,839
Segment result	(9,961)	428	(9,533)	(2,345)	687	(1,658)
Finance income			401			236
Finance costs			(431)			(655)
Loss before tax			(9,563)			(2,077)
Tax			75			296
Loss for the year attributable to equity shareholders			(9,488)			(1,781)
Segment assets	34,566	132	34,698	33,878	204	34,082
Unallocated assets			25,438			7,270
			60,136			41,352
Segment liabilities	(33,709)	(75)	(33,784)	(15,121)	(262)	(15,383)

Notes to the Financial Statements

for the year ended 31 March 2006

	2006			2005		
	Sale manufacture and development of pharmaceutical products £'000	Outlicensed product royalties £'000	Group £'000	Sale manufacture and development of pharmaceutical products £'000	Outlicensed product royalties £'000	Group £'000
Other segment items:						
Capital expenditure	2,629	–	2,629	1,937	–	1,937
Depreciation (note 14)	1,391	–	1,391	1,464	–	1,464
Amortisation of intangible assets (note 13)	114	–	114	111	–	111
Other non-cash expenses	–	–	–	–	–	–

Geographical segments

The Group's operations are located in the UK, North America and Australia. The UK is the home country of the parent.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services, along with the carrying amount of segment assets and capital expenditure (on both property, plant and equipment and intangible assets):

	Revenue		Segment assets		Capital expenditure	
Continuing operations:	2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000
United Kingdom	1,562	1,322	27,905	24,998	2,194	973
United States	16,087	17,466	(5,015)	(3,198)	17	652
Australia	60	51	3,462	4,169	418	312
	17,709	18,839	26,352	25,969	2,629	1,937

6 Operating Loss

Operating loss has been arrived at after charging/(credited):

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Net foreign exchange losses/(gains)	454	(128)	602	(96)
Research and development expenditure	6,747	4,575	33	17
Inventories:				
Cost of inventories recognised as expense	11,193	8,732	–	–
Depreciation of property, plant and equipment:				
Owned assets	1,154	1,294	35	32
Assets owned under finance leases	237	170	14	16
Amortisation of purchased intangible fixed assets	114	111	–	–
Staff costs (note 7)	8,127	7,454	2,002	1,501
Auditors' remuneration:				
Audit	77	71	21	19
Other services	177	192	70	152
Operating leases – rentals payable:				
Plant & equipment	25	24	1	3
Other	463	547	30	32
Loss on disposal of tangible fixed assets	108	162	9	–
Repairs and maintenance expenditure on property, plant & equipment	595	406	–	–
Amortisation of government grants	(78)	(48)	–	–
Government grants towards training costs	(11)	(3)	–	–
Exceptional closedown costs (within cost of sales)(1)	1,362	–	–	–

(1)During the year ended 31 March 2006, the Group completed a major upgrade and expansion of its manufacturing facility in Wales. During this phase of the work, the facility was shutdown for a substantial part of the year incurring £1,362,000 of expenditure which, under normal circumstances would have been absorbed into stock manufactured during the year. These costs had no effect on the tax credit for the period.

Notes to the Financial Statements

for the year ended 31 March 2006

A more detailed analysis of Auditors' remuneration on a worldwide basis is provided below:

	Group				Company			
	2006		2005		2006		2005	
	£'000	%	£'000	%	£'000	%	£'000	%
Services as Auditors:								
Statutory accounts	77	30.3	71	27.0	21	23.1	19	11.1
US regulatory	24	9.5	30	11.4	24	26.3	30	17.5
	101	39.8	101	38.4	45	49.4	49	28.6
Further assurance services:								
Tax compliance	56	22.0	42	16.0	6	6.6	34	19.9
Other	15	5.9	10	3.8	13	14.3	8	4.7
	71	27.9	52	19.8	19	20.9	42	24.6
Tax advisory services	61	24.0	10	3.8	6	6.6	–	–
Other non-audit services:								
Accounting advisory services	21	8.3	20	7.6	21	23.1	–	–
Accounting and taxation reviews	–	–	80	30.4	–	–	80	46.8
	21	8.3	100	38.0	21	23.1	80	46.8
	254	100.0	263	100.0	91	100.0	171	100.0

The audit of the Group's defined contribution pension scheme is performed by the Group's Auditors, the fee for which is borne by the Group and represents £2,000 (2005: £1,000) of the amount shown above.

A description of the work of the Audit Committee is set out in the Corporate Governance Statement on pages 45 and 46 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the Auditors.

7 Staff Costs

The average number of persons, including Directors, employed by the Group and Company during the year was:

	Group		Company	
	2006 Number	2005 Number	2006 Number	2005 Number
Management	35	34	11	11
Administration	27	25	8	6
Research and production	135	153	–	–
	197	212	19	17

Their total remuneration was:

	£'000	£'000	£'000	£'000
Salaries	6,849	6,298	1,621	1,169
Social security costs	649	553	172	123
Pension costs	629	603	209	209
	8,127	7,454	2,002	1,501

Notes to the Financial Statements

for the year ended 31 March 2006

The Group operates a defined contribution pension scheme for the benefit of all qualifying executive Directors and employees. The assets of the scheme are held separately from those of the Group in funds under the control of the trustees. Where there are employees who leave the scheme prior to the contributions fully vesting in the scheme, the contributions paid by the Group are refunded.

Pension contributions of £74,000 (2005: £66,000) were included in accruals at the year end for the Group. No accruals were included in the Company for the current and prior years.

In addition to the wages and salaries analysis above are the effects of the share-based compensation charge to the Group during the year of £311,000 (2005: £237,000). The charge in respect of the Company net of amounts recharged to Group companies was £217,000 (2005: £122,000).

Key management compensation

	Group	
	2006 £'000	2005 £'000
Salaries and short-term employee benefits	1,577	1,375
Post employment benefits	256	196
Compensation for loss of office	50	7
	1,883	1,578

In addition to the above, the charge to income in respect of share options for key management personnel was £232,000 (2005: £123,000).

The key management figures given above include Directors.

Directors emoluments

	Group	
	2006 £'000	2005 £'000
Salaries and short-term employee benefits	942	865
Post employment benefits	202	149
Compensation for loss of office	50	7
	1,194	1,021

The remuneration of the Executive Directors is decided by the Remuneration Committee. Full details of the Directors' remuneration and details of the Directors' options, including gains made on the exercise of share options, are contained in the Directors' Remuneration Report on pages 32 to 41.

Transactions with Directors

The Company rented office accommodation from, and had administration services provided by Chimaeron Limited, a company in which A Atkinson has a controlling interest. This arrangement was terminated upon his resignation as an Executive Director of the Company in April 2004. Rent charged and other services provided in the year to 31 March 2006 amounted to £Nil (2005: £7,125) and £Nil (2005: £1,457) respectively. At 31 March 2006, the Company owed Chimaeron Limited £Nil (2005: £7,655).

On 22 September 2004, the Company assigned intellectual property and transferred certain Company assets and staff members to Morvus Technology Limited, a company in which A Atkinson is a director and in a position to exercise significant influence. The Company received a small equity stake in Morvus Technology Limited, valued at the time of transfer at £150,000. £40,000 related to the value of the assets transferred whilst £110,000 related to certain expenses incurred by the Company in relation to the facilities and staff being transferred. The Company has retained a right of first refusal to license certain products that may be developed by Morvus Technology Limited. The Directors of Protherics PLC had assigned no value to these technologies. During the year ended 31 March 2006, Morvus Technology Limited has recharged the Company £40,000 (2005: £46,000) for consultancy services provided whilst the Company has charged Morvus Technology Limited £26,000 (2005: £62,000) for reimbursement of costs incurred on their behalf. At 31 March 2006, the Company owed Morvus Technology Limited £3,000 (2005: £4,000). The Directors consider all transactions with Morvus Technology Limited to be at an arms length valuation.

Notes to the Financial Statements

for the year ended 31 March 2006

8 Finance Income

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Bank interest and interest on deposits	401	236	226	188

9 Finance Costs

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Interest payable on finance lease and hire purchase borrowings	133	131	1	4
Interest payable on bank borrowings	22	24	–	–
Interest payable on 6% convertible unsecured loan notes	193	381	193	381
Amortisation of 6% convertible unsecured loan notes	57	81	57	81
Note payable to the South Australian Minister for Primary Industries	7	17	–	–
Other	19	21	2	2
	431	655	253	468

10 Tax

An analysis of credit for the year, all relating to continuing operations, is set out below:

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Current tax				
UK Corporation tax credit for the current year	325	290	–	–
Adjustment in respect of prior years UK Corporation tax	–	15	–	–
	325	305	–	–
Foreign tax	(3)	(9)	–	–
Total current taxation	322	296	–	–
Deferred tax				
Reduction in estimate of recoverable deferred tax asset	(247)	–	–	–
	75	296	–	–

Corporation tax in the UK is calculated at 30% (2005: 30%) of the estimated assessable profit for the year. Taxes for other jurisdictions are calculated at the rates prevailing in the respective jurisdictions.

The UK tax credits arising in the current and prior years were as a result of research and development expenditure claimed under the Finance Act 2000.

Notes to the Financial Statements

for the year ended 31 March 2006

The tax for the year is lower (2005: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Loss before tax	(9,563)	(2,077)	(3,315)	(2,145)
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2005: 30%)	(2,869)	(623)	(995)	(644)
Adjustments in respect of foreign tax rates	386	–	–	–
Timing differences between capital allowances and depreciation	509	254	23	14
Other timing differences	4,041	–	–	6
Other expenditure not deductible for tax purposes	(302)	193	322	45
Additional tax credit for research and development expenditure incurred	(349)	(333)	–	–
Lower rate of tax on research and development credits surrendered	284	263	–	–
(Utilisation of)/addition to losses carried forward	(1,775)	(35)	–	5
Adjustments to tax in respect of prior years	–	(15)	–	–
Losses surrendered to Group companies	–	–	650	574
Total tax	(75)	(296)	–	–

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2005: 30%). The movement on the deferred tax account is as shown below:

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Deferred tax asset recognised at 1 April	432	444	–	–
Income statement charge	(247)	–	–	–
Exchange differences	21	(12)	–	–
Deferred tax asset recognised at 31 March	206	432	–	–

The deferred tax asset, which relates to trading losses incurred in Australia, has been recognised in the financial statements following the development of the Group's products in prior years and the Directors are of the opinion, based on recent and forecast trading, that the level of profits in Australia in the forthcoming years will lead to the realisation of this asset.

In addition to the losses on which the deferred tax asset has been recognised, the Group has additional taxable losses and other timing differences in the United Kingdom, Australia and the United States which arose as a result of the research and development incurred during the start-up of the Group's activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other temporary differences since the Group does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax asset not recognised, measured at 30%, the rate of corporation tax in the United Kingdom (2005: 30%) is approximately £27 million of which £4 million related to temporary differences and £23 million was in respect of losses (2005: approximately £24 million, all of which was in respect of losses).

The movements in the deferred tax asset and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12, Income Taxes) during the year are as shown below. The deferred tax asset and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balance net.

Notes to the Financial Statements

for the year ended 31 March 2006

Deferred tax asset

	Tax losses £'000	Total £'000
At 1 April 2005	432	432
Credited to the income statement	(247)	(247)
Exchange differences	21	21
At 31 March 2006	**206**	**206**

There were no recognised deferred tax liabilities at 31 March 2006 or 31 March 2005.

At 31 March 2006 the Group had tax losses, subject to the agreement of the Taxation Authorities, of approximately £72 million (2005: £73 million) available for offset against future taxable profits of the same trade. Included within these total losses, approximately £18.6 million (2005: £20 million) relates to Protherics Inc., and of these, the use of £11.5 million is restricted to US$1.5 million per year.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities had not been recognised was £Nil (2005: £Nil). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

11 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. For diluted loss per share, the weighted average number of ordinary shares in issue would be adjusted to assume conversion of all dilutive potential ordinary shares. The Company would have three categories of dilutive potential ordinary shares: share options, warrants and the 6% convertible unsecured loan notes.

The Company has been loss making in both the current and prior year and as such, should the Company be called upon to issue shares, the effect would be anti-dilutive.

The calculation of the basic and diluted loss per share is based on the loss of £9,488,000 (2005: £1,781,000) and on 246,854,698 ordinary shares (2005: 224,145,177) being the weighted average number of ordinary shares in issue.

12 Goodwill

Group	£'000
Cost	
At 1 April 2004, 1 April 2005 and 31 March 2006	**9,199**
Accumulated impairment losses	
At 1 April 2004, 1 April 2005 and 31 March 2006	**-**
Carrying amount	
31 March 2006	**9,199**
31 March 2005	9,199

The goodwill arose on the acquisition of Enact Pharma PLC in June 2003. The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. At 31 March 2006 there were no accumulated impairment losses.

The recoverable amount of the cash-generating unit is determined from a value in use calculation. The key assumptions for the value in use calculation are those regarding the launch dates of products, principally Voraxaze™, the expected unit sales, and expected changes to selling prices and direct costs during the year. Changes are based on expectations of future changes in the market. A discount rate of 14% has been applied. The calculations are based upon the most recent cash flow forecasts covering the next 10 years which have been approved by management.

The Company had no goodwill.

Notes to the Financial Statements

for the year ended 31 March 2006

13 Other Intangible Assets

Group	Patents & trademarks £'000	Other intangibles £'000	Total £'000
Cost			
At 1 April 2004	879	–	879
Acquisitions	–	580	580
Exchange differences	(21)	(15)	(36)
At 1 April 2005	858	565	1,423
Acquisitions	–	–	–
Exchange differences	76	50	126
At 31 March 2006	**934**	**615**	**1,549**
Amortisation			
At 1 April 2004	240	–	240
Charge for the year	111	–	111
Exchange differences	(9)	–	(9)
At 1 April 2005	342	–	342
Charge for the year	114	–	114
Exchange differences	33	–	33
At 31 March 2006	**489**	**–**	**489**
Net book value			
31 March 2006	**445**	**615**	**1,060**
31 March 2005	516	565	1,081

Patents and trademarks are amortised over their estimated useful lives, which is on average 8 years. The other intangibles have yet to commence their useful lives. There are no self-generated intangibles.

The Company had no other intangible assets.

Notes to the Financial Statements

for the year ended 31 March 2006

14 Property, Plant and Equipment

Group	Land & buildings £'000	Plant & machinery £'000	Furniture, fixtures & equipment £'000	Total £'000
Cost				
At 1 April 2004	4,825	7,503	2,343	14,671
Additions	522	543	292	1,357
Disposals	–	(161)	(178)	(339)
Exchange differences	(16)	(24)	(22)	(62)
At 1 April 2005	5,331	7,861	2,435	15,627
Reclassification	–	21	(21)	–
Additions	111	2,218	300	2,629
Disposals	(44)	(328)	(484)	(856)
Exchange differences	11	8	28	47
At 31 March 2006	**5,409**	**9,780**	**2,258**	**17,447**
Depreciation				
At 1 April 2004	2,653	3,551	1,075	7,279
Charge for the year	359	777	328	1,464
Disposals	–	(14)	(88)	(102)
Exchange differences	(4)	(2)	(7)	(13)
At 1 April 2005	3,008	4,312	1,308	8,628
Reclassification	–	92	(92)	–
Charge for the year	390	652	349	1,391
Disposals	(44)	(261)	(391)	(696)
Exchange differences	–	5	10	15
At 31 March 2006	**3,354**	**4,800**	**1,184**	**9,338**
Net book value				
31 March 2006	**2,055**	**4,980**	**1,074**	**8,109**
31 March 2005	2,323	3,549	1,127	6,999

Land & buildings comprise:	2006 £'000	2005 £'000
Freehold	**1,318**	1,521
Short leasehold	**737**	802
	2,055	2,323

Plant and machinery includes cost of £1,638,000 (2005: £2,167,000) in respect of assets in the course of construction.

The net book value of plant and machinery and furniture, fixtures and equipment includes £2,752,000 (2005: £2,370,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £237,000 (2005: £170,000).

Notes to the Financial Statements

for the year ended 31 March 2006

Company	Land & buildings £'000	Plant & machinery £'000	Total £'000
Cost			
At 1 April 2004	42	303	345
Additions	–	22	22
Disposals	–	(2)	(2)
At 1 April 2005	42	323	365
Additions	–	141	141
Disposals	(42)	(106)	(148)
At 31 March 2006	**–**	**358**	**358**
Depreciation			
At 1 April 2004	42	34	76
Charge for the year	–	48	48
Disposals	–	(1)	(1)
At 1 April 2005	42	81	123
Charge for the year	–	49	49
Disposals	(42)	(52)	(94)
At 31 March 2006	**–**	**78**	**78**
Net book value			
31 March 2006	**–**	**280**	**280**
31 March 2005	–	242	242

Plant and machinery includes cost of £132,000 (2005: £Nil) in respect of assets in the course of construction.

The net book value of plant and machinery includes £2,000 (2005: £47,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £14,000 (2005: £16,000).

15 Investments

Fixed asset investments Company	Shares £'000	Long term loans £'000	Total £'000
Cost			
At 1 April 2004, 1 April 2005 and 31 March 2006	9,929	52,676	62,605
Provision at 1 April 2004, 1 April 2005 and 31 March 2006	(119)	(129)	(248)
Carrying amount			
31 March 2006 and 31 March 2005	9,810	52,547	62,357

Notes to the Financial Statements

for the year ended 31 March 2006

Details of subsidiary undertakings, all of which are consolidated and registered in England and Wales, unless noted, are as follows:

	% of ordinary shares held	Status
Direct holdings		
Protherics Medicines Development Limited (formerly Protherics Molecular Design Limited)	100	trading
Protherics Inc. (formerly Therapeutic Antibodies Inc.)	100	trading (incorporated in Delaware USA)
Proteus Biotechnology Limited	100	dormant
Enact Pharma PLC	100	trading
Genethics Limited	76	dormant
Indirect holdings		
Protherics UK Limited	100	trading
Protherics Australasia Pty Limited	100	trading (incorporated in Australia)
Protherics Utah Inc.	100	trading (incorporated in Delaware USA)
Enzacta R&D Limited	98.8	dormant
Enzacta Limited	98.8	dormant
Kymed GB Limited	100	dormant
De Montfort Biopharma Limited	100	dormant
TAb (Wales) Limited	100	dormant
TAb (London) Limited	100	dormant
Polyclonal Antibodies Limited	100	dormant
Protherics Services Pty Limited	100	dormant (incorporated in Australia)

All of the trading subsidiaries are engaged in the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases.

16 Inventories

	Group	
	2006 £'000	2005 £'000
Raw materials and consumables	**1,455**	1,488
Work in progress	**9,382**	11,152
Finished goods	**50**	112
	10,887	12,752

Included in work in progress in the above inventory balance at 31 March 2006 are two batches of CroFab™ with an approximate value of £1,210,000, which, subsequent to the year end, produced anomalies on final testing after the filling and freeze drying stage of production. All testing carried out up to 31 March 2006 on these two batches was successful. These final results have been analysed and, based on the results of the analysis, the batches are to be re-tested. However, there is a risk that these batches will be expensed in the year ending 31 March 2007, in the event these further tests give similar anomalies.

The Company had no inventories.

Notes to the Financial Statements

for the year ended 31 March 2006

17 Trade and Other Receivables

	Group		Company	
	2006	2005	2006	2005
	£'000	£'000	£'000	£'000
Amounts falling due within one year:				
Trade receivables	2,926	2,289	–	–
Less: Provision for impairment of receivables	–	–	–	–
Trade receivables – net	2,926	2,289	–	–
Amounts owed by Group undertakings	–	–	16,848	12,944
Other receivables	845	304	146	–
Prepayments and accrued income	749	607	204	280
	4,520	3,200	17,198	13,224

A significant proportion of the Group's revenue is generated by the sale of its CroFab™ and DigiFab™ products into the US through its distribution agreement with Fougera, a division of Altana Inc., which makes up the majority of the trade receivables. The carrying value of this and other trade receivables has been determined by the Group's management based on prior experience and their assessment of the current economic environment. The average credit period taken on sales of goods is 30 days. The Directors consider that the carrying amount of trade and other receivables approximates to their fair value.

18 Cash and Cash Equivalents

	Group		Company	
	2006	2005	2006	2005
	£'000	£'000	£'000	£'000
Cash at bank and in hand	934	879	222	461
Short term bank deposits	24,504	6,391	8,295	6,391
	25,438	7,270	8,517	6,852
Bank overdrafts (note 20)	–	(28)	–	–
	25,438	7,242	8,517	6,852

Cash and cash equivalents comprise current accounts held by the Group with immediate access and short-term bank deposits with a maturity of three months or less. Market rates of interest are earned on such deposits. The credit risk on such funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Notes to the Financial Statements

for the year ended 31 March 2006

19 Trade and Other Payables

	Group		Company	
	2006	2005	2006	2005
	£'000	£'000	£'000	£'000
Current liabilities:				
Trade payables	5,227	2,675	738	770
Amounts owed to Group undertakings	–	–	4,423	4,550
Other payables	673	642	–	2
Accruals	2,223	2,193	1,011	610
Deferred income	7,599	3,041	–	–
	15,722	8,551	6,172	5,932
Non-current liabilities:				
Deferred income	13,081	638	–	–

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit taken for trade purchases is 49 days.

Included within deferred income are the following capital grants:

	Group	
	2006	2005
	£'000	£'000
Deferred income – falling due in less than one year	111	63
Deferred income – falling due after more than one year	762	638
	873	701

During the year, capital grants of £250,000 (2005: £10,000) were received and £78,000 (2005: £48,000) was released to the income statement. As a result of these grants, the Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to £33,000 and the Group is required to maintain certain employment levels at its Welsh manufacturing facility.

The Company had no deferred income.

The Directors consider that the carrying amount of trade payables approximates to their fair value.

Notes to the Financial Statements

for the year ended 31 March 2006

20 Borrowings

	Group 2006 £'000	Group 2005 £'000
Bank overdrafts	–	28
Bank loans:		
Secured	**201**	211
	201	239
Note payable to South Australian Minister for Primary Industries	**58**	204
	259	443
The borrowings are repayable as follows:		
On demand or within one year	**37**	193
In the second year	**25**	56
In the third to fifth years inclusive	**197**	162
After five years	–	32
	259	443
Amounts due for settlement within one year	**37**	193
Amounts due for settlement after one year	**222**	250
	259	443

The Company has no borrowings.

Analysis of borrowings by currency:

Group	Sterling £'000	US dollars £'000	Australian dollars £'000	Total £'000
At 31 March 2006				
Bank loans	32	169	–	201
Note payable to South Australian Minister for Primary Industries	–	–	58	58
	32	**169**	**58**	**259**
At 31 March 2005				
Bank overdrafts	–	–	28	28
Bank loans	53	158	–	211
Note payable to South Australian Minister for Primary Industries	–	–	204	204
	53	158	232	443

Notes to the Financial Statements

for the year ended 31 March 2006

The effective interest rates at the balance sheet dates were as follows:

	2006 %	2005 %
Bank overdrafts	–	11.0
Sterling bank loans	8.0	8.0
US dollar bank loans	5.6	5.6
Note payable to South Australian Minister for Primary Industries	6.5	8.7

The Directors estimate the fair value of the Group's borrowings, by discounting the future cash flows at the market rate, to be as follows:

	2006 £'000	2005 £'000
Bank overdrafts	–	29
Sterling bank loans	34	53
US dollar bank loans	155	152
Note payable to South Australian Minister for Primary Industries	51	193
	240	427

The Group had no undrawn committed borrowing facilities available at 31 March 2006 (2005: £2,000,000 expiring within one year and all conditions precedent had been met at that date).

The other principal features of the Group's borrowings are as follows:

- Bank overdrafts are repayable on demand. The overdrafts at 31 March 2005 were unsecured.
- The Group's Sterling loan was obtained upon the acquisition of Enact Pharma PLC in June 2003. The loan was taken out by Enact Pharma PLC in June 2002. Repayments commenced in March 2003 and will continue until August 2007. The loan is secured over the assets of that company and its immediate subsidiaries. The loan carries a fixed interest rate of 8% per annum.
- The Group's US dollar denominated loan was taken out in August 2004. Repayments commenced in September 2004 and will continue until August 2009, when substantially all of the principal received on inception will become repayable. The loan is secured by a charge over certain of the Group's assets and carries an interest rate of 5.625%.
- The note payable to the South Australian Minister for Primary Industries (the "Minister") is secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual installments, with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually. The rate is currently in line with market interest rates.

Notes to the Financial Statements

for the year ended 31 March 2006

21 6% Convertible Unsecured Loan Notes

The 6% convertible unsecured loan notes, denominated in Sterling, were issued on 19 June 2003 as part of the consideration to acquire Enact Pharma PLC. Interest on the 6% convertible unsecured loan notes is payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par on 19 June 2010. The loan notes are convertible at 25p per ordinary share, at the holders option, from the earlier of 19 December 2004 or such date that the Company has received FDA marketing approval for Voraxaze™ but in any event no earlier than 19 June 2004. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

In accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, the Directors have elected not to restate comparative information for the impact of IAS 32, Financial Instruments: Disclosure and Information, and IAS 39, Financial Instruments: Recognition and Measurement, but have only adopted these standards to apply from 1 April 2005. Accordingly, the 6% convertible unsecured loan notes are carried at their nominal value at 31 March 2005.

Upon adoption of IAS 32 and IAS 39 at 1 April 2005, the net proceeds received from the issue of the 6% convertible unsecured loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into the equity of the Group, as follows:

Group and Company	£'000
Nominal value of convertible loan notes issued	7,196
Equity component at date of issue	(711)
Liability component at date of issue	6,485

Group and Company	2006 £'000	2005 £'000
Liability component at 1 April	3,762	7,050
Adoption of IAS 32 and IAS 39	(282)	–
	3,480	7,050
Interest charged	57	81
Liability converted to equity	(1,068)	(3,369)
Liability component at 31 March	2,469	3,762

The Directors estimate the fair value of the liability component at 31 March 2006 to be approximately £2,424,000 (2005: £3,406,000).

Notes to the Financial Statements

for the year ended 31 March 2006

22 Obligations under Finance Leases

	Minimum lease payments		Present value of minimum lease payments	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Group				
Amounts payable under finance leases:				
Within one year	733	641	623	534
In the second to fifth years inclusive	1,392	1,425	1,216	1,246
	2,125	2,066	1,839	1,780
Less: Future finance charges	(286)	(286)		
Present value of lease obligations	1,839	1,780	1,839	1,780
Less: Amounts due for settlement within one year (shown within current liabilities)			(623)	(534)
Amount due for settlement after one year			1,216	1,246
Company				
Amounts payable under finance leases:				
Within one year	1	30	1	28
In the second to fifth years inclusive	–	4	–	3
	1	34	1	31
Less: Future finance charges	–	(3)		
Present value of lease obligations	1	31	1	31
Less: Amounts due for settlement within one year (shown within current liabilities)			(1)	(28)
Amount due for settlement after one year			–	3

It is the Group's policy to lease certain of its plant and equipment under finance leases. The average lease term on inception is 3 to 5 years. For the year ended 31 March 2006, the average effective borrowing rate for the Group was 7.6% (2005: 7.8%) and for the Company was 15.9% (2005: 8.8%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The fair value of the Group and Company's lease obligations approximates to their carrying amount.

The denomination of the Group and Company's lease obligations were as follows:

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Sterling	1,754	1,631	1	31
Australian dollars	85	149	–	–
	1,839	1,780	1	31

The obligations under hire purchase agreements for both the Group and the Company are secured by a charge over the leased assets.

Notes to the Financial Statements

for the year ended 31 March 2006

23 Derivative Financial Instruments

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The Group is a party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are primarily denominated in US dollars, the currency of the Group's principal market.

In accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, the Directors have elected not to restate comparative information for the impact of IAS 32, Financial Instruments: Disclosure and Information, and IAS 39, Financial Instruments: Recognition and Measurement, but have only adopted these standards to apply from 1 April 2005.

At the balance sheet date, the fair market value of the derivative financial instruments were:

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Contracts with positive fair values:				
Forward foreign exchange contracts	–	75	–	–
Total financial assets	–	75	–	–
Contracts with negative fair values:				
Foreign exchange options	136	–	136	–
Derivative instrument liabilities	136	–	136	–

Changes in fair market value are recognised in the income statement as they arise. The charge for the year ended 31 March 2006 was £531,000.

All the contracts mature within one year of the balance sheet date.

24 Share Capital

	Company		Company	
	2006 No. Shares	2006 £'000	2005 No. Shares	2005 £'000
Authorised				
Ordinary shares of 2p each	350,000,000	7,000	317,100,000	6,342
Allotted, called-up and fully paid				
Ordinary shares of 2p each				
At 1 April	242,204,390	4,844	207,750,086	4,155
Allotted under share option schemes	1,441,097	29	123,835	2
Cash placing and open offer	–	–	20,773,088	415
Issued to AstraZeneca UK Limited under CytoFab™ outlicense agreement	10,990,621	220	–	–
Settlement to former employees	–	–	81,205	2
Conversion of 6% unsecured convertible loan notes	4,650,960	93	13,476,176	270
At 31 March	259,287,068	5,186	242,204,390	4,844

Share warrants

At 31 March 2006 there were unexercised warrants for 212,500 ordinary shares (2005: 212,500 ordinary shares) in Enact Pharma PLC, a company acquired in June 2003, which expire between 12 March 2007 and 9 July 2012 and are exercisable at prices between 30p and 60p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible unsecured loan notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 21 to the accounts.

Notes to the Financial Statements

for the year ended 31 March 2006

Share options

Details of outstanding share options are as follows:

Date exercisable	At 1 April 2005	Granted	Exercised	Cancelled or expired	At 31 March 2006	Exercise price (p)
Individual unapproved						
22 Dec 2002 to 21 Dec 2009	600,000	–	–	–	**600,000**	39.00
9 July 2002 to 8 July 2010	25,000	–	–	–	**25,000**	40.00
9 July 2002 to 8 July 2010	15,000	–	–	–	**15,000**	25.00
9 July 2002 to 31 May 2007	3,850	–	–	–	**3,850**	56.00
1 Mar 2004 to 1 Jan 2006	70,000	–	70,000	–	–	58.50
8 Oct 2004 to 1 Jan 2006	100,000	–	100,000	–	–	23.25
Approved						
25 July 1998 to 24 July 2005	52,955	–	–	52,955	–	68.83
28 Jan 2003 to 27 Jan 2010	59,712	–	10,467	–	**49,245**	37.50
28 Feb 2004 to 27 Feb 2011	328,000	–	15,625	20,375	**292,000**	43.50
16 Feb 2009 to 15 Feb 2016	–	25,401	–	–	**25,401**	93.50
Unapproved						
22 June 2001 to 21 June 2008	275,000	–	105,000	–	**170,000**	46.00
23 Dec 2001 to 22 Dec 2005	5,305	–	5,305	–	–	45.00
22 Dec 2002 to 21 Dec 2009	525,000	–	40,000	–	**485,000**	39.00
27 Jan 2003 to 26 Jan 2010	87,909	–	–	812	**87,097**	37.50
2 Aug 2003 to 1 Aug 2010	2,908	–	–	–	**2,908**	28.50
22 Feb 2004 to 21 Feb 2011	1,370,000	–	225,000	–	**1,145,000**	43.50
16 Jan 2005 to 15 Jan 2012	2,293,000	–	106,000	10,000	**2,177,000**	39.50
9 July 2005 to 8 July 2012	500,000	–	150,000	–	**350,000**	25.00
14 Jan 2006 to 13 Jan 2013	100,000	–	100,000	–	–	21.00
20 Jun 2006 to 19 Jun 2013	1,110,000	–	210,000	–	**900,000**	23.25
24 Jun 2006 to 23 Jun 2013	30,000	–	–	–	**30,000**	23.00
1 Mar 2007 to 28 Feb 2014	1,170,000	–	220,000	50,000	**900,000**	58.50
1 Mar 2009 to 28 Feb 2014	325,000	–	–	–	**325,000**	58.50
27 Sep 2007 to 26 Sep 2014	310,000	–	–	–	**310,000**	49.50
28 Feb 2008 to 27 Feb 2015*(1)	741,669	–	–	25,194	**716,475**	2.00
19 Jul 2008 to 18 Jul 2015*(2)	–	113,785	–	–	**113,785**	2.00
7 Sep 2008 to 6 Sep 2015	–	115,000	–	–	**115,000**	60.50
21 Dec 2008 to 20 Dec 2015*(3)	–	775,887	–	12,222	**763,665**	2.00
21 Dec 2008 to 20 Dec 2015	–	85,000	–	–	**85,000**	78.50
Savings related options						
1 Apr 2005 to 31 Oct 2005	96,300	–	83,700	12,600	–	37.50
1 Jan 2009 to 30 Jun 2009	–	270,118	–	–	**270,118**	65.00
1 Jan 2011 to 30 Jun 2011	–	401,738	–	–	**401,738**	65.00
Protherics PLC option plan for Therapeutic Antibodies Inc. employees						
27 Jan 2000 to 29 June 2008	162,238	–	–	–	**162,238**	175.0 to 312.0
	10,358,846	1,786,929	1,441,097	184,158	**10,520,520**	

* Options issued under the Long-term Incentive Plan, approved by the shareholders on 27 January 2005. The price of a share at the date of grant was (1) 54.75p, (2) 57.00p, and (3) 78.50p.

Therapeutic Antibodies former employees and consultants

In addition to the above, options over up to 391,929 shares (2005: 507,818) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from $5.16 to $6.99 per share and may be exercised at various dates from 26 April 2006 to 15 December 2006. During the current year, options over 115,889 ordinary shares expired unexercised.

Notes to the Financial Statements

for the year ended 31 March 2006

25 Share Premium Account

	Company 2006 £'000	Company 2005 £'000
At 1 April	77,868	66,027
Adoption of IAS 32 and IAS 39	13	–
	77,881	66,027
Premium arising on issue of equity shares:		
Allotted under share option schemes	520	49
Cash placing and open offer	–	9,556
Issued to AstraZeneca UK Limited under CytoFab™ outlicense agreement	7,280	–
Settlement to former employees	–	37
Conversion of 6% unsecured convertible loan notes	1,089	3,100
Expenses on issue of equity shares	–	(901)
At 31 March	86,770	77,868

26 Statement of Changes in Equity

Group	Share capital £'000	Share premium £'000	Merger reserve £'000	Equity reserve £'000	Cumulative translation reserve £'000	Retained earnings £'000	Total £'000
Balance at 1 April 2004	4,155	66,027	51,163	–	–	(106,329)	15,016
Currency translation adjustments	–	–	–	–	(33)	–	(33)
Net expense recognised directly in equity	–	–	–	–	(33)	–	(33)
Loss for the year	–	–	–	–	–	(1,781)	(1,781)
Total recognised loss for the year	–	–	–	–	(33)	(1,781)	(1,814)
New share capital subscribed	419	9,642	–	–	–	–	10,061
Conversion of convertible loan notes	270	3,100	–	–	–	–	3,370
Expenses on issue of equity shares	–	(901)	–	–	–	–	(901)
Employee share option scheme: value of services provided	–	–	–	–	–	237	237
Balance at 31 March 2005	4,844	77,868	51,163	–	(33)	(107,873)	25,969
Adoption of IAS 32 and IAS 39	–	13	–	378	–	211	602
Balance at 1 April 2005	4,844	77,881	51,163	378	(33)	(107,662)	26,571
Currency translation adjustments	–	–	–	–	(158)	–	(158)
Net expense recognised directly in equity	–	–	–	–	(158)	–	(158)
Loss for the year	–	–	–	–	–	(9,488)	(9,488)
Total recognised loss for the year	–	–	–	–	(158)	(9,488)	(9,646)
New share capital subscribed	249	7,800	–	–	–	–	8,049
Conversion of convertible loan notes	93	1,089	–	(115)	–	–	1,067
Employee share option scheme: value of services provided	–	–	–	–	–	311	311
Balance at 31 March 2006	5,186	86,770	51,163	263	(191)	(116,839)	26,352

The merger reserve arose upon a merger involving the Group in September 1999. The equity reserve arises from the 6% convertible unsecured loan notes (see note 21).

Goodwill on acquisition written off in prior years amounts to £1,909,000.

Notes to the Financial Statements

for the year ended 31 March 2006

Company	Share capital £'000	Share premium £'000	Merger reserve £'000	Equity reserve £'000	Cumulative translation reserve £'000	Retained earnings £'000	Total £'000
Balance at 1 April 2004	4,155	66,027	–	–	–	(8,018)	62,164
Loss for the year	–	–	–	–	–	(2,145)	(2,145)
Total recognised loss for the year	–	–	–	–	–	(2,145)	(2,145)
New share capital subscribed	419	9,642	–	–	–	–	10,061
Conversion of convertible loan notes	270	3,100	–	–	–	–	3,370
Expenses on issue of equity shares	–	(901)	–	–	–	–	(901)
Employee share option scheme: value of services provided	–	–	–	–	–	237	237
Balance at 31 March 2005	4,844	77,868	–	–	–	(9,926)	72,786
Adoption of IAS 32 and IAS 39	–	13	–	378	–	285	676
Balance at 1 April 2005	4,844	77,881	–	378	–	(9,641)	73,462
Loss for the year	–	–	–	–	–	(3,315)	(3,315)
Total recognised loss for the year	–	–	–	–	–	(3,315)	(3,315)
New share capital subscribed	249	7,800	–	–	–	–	8,049
Conversion of convertible loan notes	93	1,089	–	(115)	–	–	1,067
Employee share option scheme: value of services provided	–	–	–	–	–	311	311
Balance at 31 March 2006	5,186	86,770	–	263	–	(12,645)	79,574

The equity reserve arises from the 6% convertible unsecured loan notes (see note 21).

Notes to the Financial Statements

for the year ended 31 March 2006

27 Operating Lease Commitments

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Minimum lease payments under operating leases recognised in income for the year	**488**	571	**31**	35

At the balance sheet date, the outstanding commitments for future minimum lease payments under non-cancellable operating leases fell due as follows:

	2006 Property £'000	2006 Vehicles, plant and equipment £'000	2005 Property £'000	2005 Vehicles, plant and equipment £'000
Group:				
Within one year	**431**	**16**	462	10
In the second to fifth years inclusive	**600**	**16**	995	8
After five years	**39**	**–**	48	–
	1,070	**32**	1,505	18
Company:				
Within one year	**45**	**–**	45	1
In the second to fifth years inclusive	**34**	**–**	79	–
After five years	**–**	**–**	–	–
	79	**–**	124	1

Operating lease payments represent rentals payable for certain of its office properties, plant and equipment under non-cancellable operating lease agreements. The leases have various terms and renewal rights.

28 Capital and Other Financial Commitments

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Contracts placed for future capital expenditure not provided in the financial statements	**1,348**	534	**68**	–

Notes to the Financial Statements

for the year ended 31 March 2006

29 Share-Based Payments

The Group has elected to apply IFRS 2, Share-Based Payments to all share-based awards and options granted post 7 November 2002 that had not vested by 1 January 2005. These options have been issued under the Unapproved Share Option Plan, individual option arrangements, Executive Share Option Plan (ESOP), the Long-term Incentive Plan (LTIP) and the Savings Related Share Option Plan.

Under the Unapproved Share Option Plan and the ESOP, the Remuneration Committee can grant options over shares in the Company to employees of the Group. Options are granted with a fixed exercise price equal to the market price of the shares under option at the date of the grant. The vesting period is generally 3 years and subject to performance criteria. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the Group before the option vests.

Under the LTIP, the Remuneration Committee can grant equity-settled options over shares in the Company but these awards are generally reserved for Directors and employees at senior manager level. The options are granted at a fixed exercise price which is generally equal to the nominal value of the shares under the award. As with the above plans, the vesting period is generally 3 years, subject to performance criteria and, if the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the Group before the option vests.

Awards under the Savings Related Share Option Plan are made available to all employees who have been with the Company for more than 6 months. Options under this plan are awarded at a discount of up to 20% of the market price of the shares under option at the date of the invitation to enter the plan. The vesting period is either 3 or 5 years with a 6 month period to exercise after the vesting period. There are no performance criteria attached to these options. The options are forfeited if the employee leaves the Group during the vesting period.

The share options granted have varying performance criteria required for the option to vest and these are considered in the method of measuring the fair value. Where it is considered appropriate, the fair value is measured using the Black-Scholes model. Where complex market performance criteria exist, a simulation model has been used, based on the same underlying methodology as the Black-Scholes model, to establish the fair value on grant.

The fair values of the options granted, performance criteria, and the assumptions used in the calculation of fair value are as follows:

Awards under the Share Option Plans

Grant date	14 Jan 2003	20 Jun 2003	24 Jun 2003	1 Mar 2004	1 Mar 2004	27 Sep 2004	7 Sep 2005	21 Dec 2005	16 Feb 2006
Share price at grant date (p)	21.00	23.25	23.00	58.50	58.50	49.50	60.50	78.50	93.50
Exercise price (p)	21.00	23.25	23.00	58.50	58.50	49.50	60.50	78.50	93.50
Number of employees	1	10	2	15	1	3	2	5	1
Shares under option at grant	100,000	1,250,000	30,000	1,240,000	325,000	310,000	115,000	85,000	25,401
Fair value (p)	9.02	9.45	9.45	25.57	33.77	19.31	19.98	31.38	36.13
Dividends yield	–	–	–	–	–	–	–	–	–
Vesting period (years)	3	3	3	3	5	3	3	3	3
Expected volatility	48.9%	46.2%	46.2%	47.0%	47.0%	45.3%	38.5%	41.0%	41.2%
Option life (years)	10	10	10	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5	5	5	5
Risk free rate	4.21%	3.75%	3.75%	4.64%	4.64%	4.74%	4.12%	4.68%	4.68%
Performance criteria	(1)	(1)	(1)	(2)	(3)	(2)	(4)	(4)	(4)

Notes to the Financial Statements

for the year ended 31 March 2006

Other awards

Grant date	LTIP 28 Feb 2005	LTIP 19 Jul 2005	LTIP 21 Dec 2005	Share-save 11 Jan 2006	Share-save 11 Jan 2006
Share price at grant date (p)	54.75	57.00	78.50	86.00	86.00
Exercise price (p)	2.00	2.00	2.00	65.00	65.00
Number of employees	22	2	16	38	35
Shares under option at grant	741,669	113,785	775,887	270,118	401,738
Fair value (p)	33.71	38.22	60.86	37.20	44.09
Vesting period (years)	3	3	3	3	5
Dividend yield	–	–	–	–	–
Expected volatility	41.8%	39.0%	41.0%	41.2%	40.9%
Option life (years)	10	10	10	10	10
Expected life (years)	5	5	5	3	5
Risk free rate	4.68%	4.18%	4.68%	4.10%	4.10%
Performance criteria	(4)	(4)	(4)	None	None

(1) To vest, the Company's share price is required to outperform the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option.

(2) Performance will be measured once only after three years from the date of grant of the option. If the total shareholder return of the Company reaches the median of the FTSE All Share Pharmaceutical and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company's performance is at or above the upper quartile. The Remuneration Committee must also be satisfied that there has been an improvement in the Company's underlying financial performance over the period.

(3) As (2) except that performance is measured after five years.

(4) Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company's Total Shareholder Return (TSR). Performance will be measured after three years from grant by measuring the TSR of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently Alliance Unichem Plc, AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc). TSR will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. No award will vest if the Company's TSR is below the median of the comparator group, 30% will vest if the Company's TSR is at the median position, 80% if the Company's TSR is at the upper quartile and 100% if at the upper decile. Awards will vest on a sliding scale between each step.

The expected volatility is based on historical volatility over the expected life, being the average expected period to exercise, of the option as at the date of grant. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the expected life at the date of grant.

Notes to the Financial Statements

for the year ended 31 March 2006

A reconciliation of the option movements over the year to 31 March 2006 is shown below:

	Number	2006 Weighted average option price pence	Number	2005 Weighted average option price pence
Outstanding at 1 April	10,866,664	60.96	10,245,846	71.37
Granted	1,786,929	34.30	1,221,669	19.03
Exercised	(1,441,097)	38.05	(123,835)	41.48
Cancelled or expired	(300,047)	137.01	(477,016)	182.39
Outstanding at 31 March	10,912,449	57.53	10,866,664	60.96
Exercisable at 31 March	5,956,267	76.64	6,483,695	79.18

	2006				2005			
Range of exercise prices	Weighted average option price pence	Number of shares	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years	Weighted average option price pence	Number of shares	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Below 20p	2.0	1,593,925	4.3	9.3	2.0	741,669	4.9	9.9
20p – 40p	35.0	4,696,250	0.9	5.6	34.0	5,519,829	1.7	6.5
40p – 60p	50.0	3,167,000	1.5	6.3	50.1	3,933,546	2.3	7.0
60p – 80p	65.5	871,856	4.1	5.6	68.8	52,955	–	0.3
80p – 100p	93.5	25,401	4.9	9.9	–	–	–	–
Above 100p	434.7	558,017	–	0.7	441.0	618,665	–	1.6

The weighted average share price for options exercised over the year was 81.1p (2005: 55.5p). The total charge for the year relating to employee share-based payment plans was £311,000 (2005: £211,000), all of which was related to equity-settled share-based payment transactions.

30 Retirement Benefit Schemes

The Group operates a defined contribution retirement benefit scheme for all qualifying UK based employees. The assets of the scheme are held separately from those of the Group in funds under the control of the trustees. Where there are employees who leave the schemes prior to the contributions made by the Group fully vesting, the contributions payable by the Group are reduced by the amount of the forfeited contributions.

Eligible employees of the Group's overseas subsidiaries are members of externally operated defined contribution schemes. The only obligation of the Group with respect to these schemes is to make the specified contributions.

Notes to the Financial Statements

for the year ended 31 March 2006

31 Notes to the Consolidated Cash Flow Statements

Reconciliation of operating loss to net cash flow from operating activities:

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Operating loss	(9,533)	(1,658)	(3,288)	(1,865)
Adjustments for:				
Change in fair value of derivatives	531	248	531	–
Deferred grant income	(78)	(48)	–	–
Non cash expenses/(revenues)	–	(110)	–	–
Share-based payment costs	311	237	217	122
Depreciation of property, plant and equipment	1,391	1,464	49	48
Amortisation of intangible fixed assets	114	111	–	–
Loss on disposal of property, plant and equipment	108	162	9	–
Operating cash flows before movements in working capital	(7,156)	406	(2,482)	(1,695)
Decrease/(increase) in inventories	1,903	(3,032)	–	–
(Increase)/decrease in receivables	(1,135)	44	(3,880)	(423)
Increase/(decrease) in payables	18,997	(472)	84	73
Net cash inflow/(outflow) from operating activities	12,609	(3,054)	(6,278)	(2,045)

The increase in payables for the year ended 31 March 2006 is primarily a result of the increase in deferred income arising from the deferral of non-refundable up-front fees received under the Patent and License Know How agreement with AstraZeneca UK Ltd (see note 3).

Additions to Group plant and equipment during the year amounting to £572,000, were financed by new finance leases. No finance leases were entered into by the Company in the year.

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

32 Contingent Liabilities

The Company has guaranteed certain operating leases, finance leases and hire purchase agreements entered into by subsidiary companies.

33 Related Party Transactions

Group

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Details of consultancy fees earned by Directors during the year and fees paid to third parties for Directors' consultancy services are included within the Directors' Remuneration Report. No amounts were outstanding at 31 March 2006 (2005: £Nil).

Company

During the year, the Company provided loans to subsidiary companies on which interest is not charged since the Directors consider that such loans are equivalent to equity. In addition, the Company made management charges on its subsidiaries amounting to £1,302,000 (2005: £1,017,000) and levied charges for options granted to employees of subsidiaries of £94,000 (2005: £115,000). The outstanding balances due to/from subsidiary companies are disclosed in notes 17 and 19.

Notes to the Financial Statements

for the year ended 31 March 2006

34 Explanation of Transition to IFRS

This is the first year that the Group and the Company has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 March 2005 and the date of transition to IFRS's was therefore 1 April 2004.

Differences between IFRS and UK GAAP impacting on Protherics PLC

The principal effects of IFRS on the financial statements of the Group are as follows:

- **Presentation – IAS 1, Presentation of Financial Statements**
  The presentation format of IFRS is different from UK GAAP.

- **Employee option and performance share schemes – IFRS 2, Share-based Payments**
  All transactions within the scope of IFRS 2 are valued based on the fair value of the option or award at grant date and expensed to the income statement over the vesting period of the scheme.

- **Goodwill arising on acquisitions – IFRS 3, Business Combinations**
  IFRS 3 requires that goodwill arising upon acquisition of businesses is not amortised but is subject to impairment reviews. As indicated in note 2, the Group has applied the exemption not to restate business combinations prior to the date of transition, and as a result, amortisation previously charged under UK GAAP has been reversed from 1 April 2004 onwards.

- **Financial instruments – IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement**
  IAS 39 determines that the instruments held to hedge the Group's US dollar receivables are required to be valued at each period end, with the movement in the fair value being reflected as an income or expense for the period, since these instruments do not qualify for hedge accounting in accordance with IFRS. As indicated in note 2, the Group has elected to adopt IAS 39 from 1 April 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with UK GAAP.

- **Convertible loan notes – IAS 39, Financial Instruments: Recognition and Measurement**
  The 6% convertible unsecured loan notes are defined as compound financial instruments under IAS 39 and therefore, the instrument is required to be split between its equity and debt components upon issue. In subsequent periods, the finance charge of the Company will be increased to reflect the perceived discount on issue of the debt instrument. As indicated in note 2, the Group has elected to adopt IAS 32 and IAS 39 from 1 April 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with UK GAAP.

- **Capitalised interest – IAS 23, Borrowing costs**
  IAS 23 provides the option of capitalising or expensing borrowing cost incurred on assets in the course of construction and the option chosen should be adopted consistently. The company has adopted a policy to expense such costs as incurred and as a result, all interest capitalised under UK GAAP has been expensed.

- **Hedging instruments – IAS 21, The Effects of Changes in Foreign Exchange Rates**
  IAS 21 determines that the balance sheet of a foreign operation should be translated at the closing exchange rate of the foreign operation's functional currency. Prior to the adoption of IAS 32 and IAS 39, on 1 April 2005, the Group used forward foreign exchange contracts to hedge against specific US dollar denominated assets and such assets were retranslated at the hedged rate. Compliance with IAS 21 has required the effects of the hedging instrument, being the difference between the closing and hedged rate of exchange for these items, to be carried separately as a financial asset on the balance sheets of 31 March 2004 and 31 March 2005.

Notes to the Financial Statements

for the year ended 31 March 2006

Reconciliation of Consolidated UK GAAP balance sheet to the Consolidated IFRS balance sheet as at 1 April 2004

	Notes	UK GAAP in IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non-current assets				
Goodwill		9,199	–	9,199
Other intangible assets		639	–	639
Property, plant and equipment	(a)	7,473	(81)	7,392
Deferred tax asset		444	–	444
		17,755	(81)	17,674
Current assets				
Inventories		9,745	–	9,745
Financial assets	(b)	–	323	323
Tax receivables		307	–	307
Trade and other receivables	(c)	3,432	(269)	3,163
Cash and cash equivalents	(d)	3,307	(54)	3,253
		16,791	–	16,791
Total assets		34,546	(81)	34,465
Current liabilities				
Trade and other payables	(e)	8,721	196	8,917
Current tax liabilities		127	–	127
Financial liabilities				
Obligations under finance leases		456	–	456
Bank overdrafts, loans and other borrowings		500	–	500
		9,804	196	10,000
Non-current liabilities				
Financial liabilities				
Borrowings		262	–	262
Convertible loan notes		7,050	–	7,050
Obligations under finance leases		1,459	–	1,459
Other non-current liabilities		678	–	678
		9,449	–	9,449
Total liabilities		19,253	196	19,449
Net assets		15,293	(277)	15,016
Equity				
Share capital		4,155	–	4,155
Share premium account		66,027	–	66,027
Merger reserve		51,163	–	51,163
Equity reserve		–	–	–
Cumulative translation reserve		–	–	–
Retained earnings		(106,052)	(277)	(106,329)
Total equity		15,293	(277)	15,016

Notes to the Financial Statements

for the year ended 31 March 2006

Reconciliation of Consolidated UK GAAP balance sheet to the Consolidated IFRS balance sheet at 31 March 2005

	Notes	UK GAAP in IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non-current assets				
Goodwill	(j)	8,201	998	9,199
Other intangible assets		1,081	–	1,081
Property, plant and equipment	(a)	7,034	(35)	6,999
Deferred tax asset		432	–	432
		16,748	963	17,711
Current assets				
Inventories		12,752	–	12,752
Financial assets	(b)	–	75	75
Tax receivables		344	–	344
Trade and other receivables	(c)	3,270	(70)	3,200
Cash and cash equivalents	(d)	7,275	(5)	7,270
		23,641	–	23,641
Total assets		40,389	963	41,352
Current liabilities				
Trade and other payables	(e)	8,329	222	8,551
Current tax liabilities		209	–	209
Financial liabilities				
Obligations under finance leases		534	–	534
Bank overdrafts, loans and other borrowings		193	–	193
		9,265	222	9,487
Non-current liabilities				
Trade and other payables		638	–	638
Financial liabilities				
Borrowings		250	–	250
Convertible loan notes		3,762	–	3,762
Obligations under finance leases		1,246	–	1,246
		5,896	–	5,896
Total liabilities		15,161	222	15,383
Net assets		25,228	741	25,969
Equity				
Share capital		4,844	–	4,844
Share premium account		77,868	–	77,868
Merger reserve		51,163	–	51,163
Equity reserve		–	–	–
Cumulative translation reserve	(f)	–	(33)	(33)
Retained earnings		(108,647)	774	(107,873)
Total equity		25,228	741	25,969

Notes to the Financial Statements

for the year ended 31 March 2006

Reconciliation of the Consolidated UK GAAP profit and loss account to the Consolidated IFRS income statement for the year ended 31 March 2005

	Notes	UK GAAP in IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Revenue		**18,839**	–	**18,839**
Cost of sales	(g)	(8,801)	57	(8,744)
Gross profit		**10,038**	**57**	**10,095**
Administrative expenses				
Research and development	(h)	(4,533)	(42)	(4,575)
General & administrative	(i)	(7,969)	791	(7,178)
Total administrative expenses		(12,502)	749	(11,753)
Operating (loss)/profit		**(2,464)**	**806**	**(1,658)**
Finance costs		(419)	–	(419)
(Loss)/profit before tax		**(2,883)**	**806**	**(2,077)**
Tax		296	–	296
(Loss)/profit for the year		**(2,587)**	**806**	**(1,781)**

Notes to the Financial Statements

for the year ended 31 March 2006

Reconciliation of Company UK GAAP balance sheet to the Company IFRS balance sheet as at 1 April 2004

	Notes	UK GAAP in IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non-current assets				
Property, plant and equipment		269	–	269
Investments in subsidiaries		62,357	–	62,357
		62,626	–	62,626
Current assets				
Trade and other receivables	(c)	12,674	13	12,687
		12,674	13	12,687
Total assets		75,300	13	75,313
Current liabilities				
Trade and other payables	(e)	5,811	77	5,888
Current tax liabilities		147	–	147
Financial liabilities				
Obligations under finance leases		25	–	25
Bank overdrafts, loans and other borrowings		9	–	9
		5,992	77	6,069
Non-current liabilities				
Financial liabilities				
Convertible loan notes		7,050	–	7,050
Obligations under finance leases		31	–	31
		7,081	–	7,081
Total liabilities		13,073	77	13,150
Net assets		62,227	(64)	62,163
Equity				
Share capital		4,155	–	4,155
Share premium account		66,027	–	66,027
Retained earnings		(7,955)	(64)	(8,019)
Total equity		62,227	(64)	62,163

Notes to the Financial Statements

for the year ended 31 March 2006

Reconciliation of Company UK GAAP balance sheet to the Company IFRS balance sheet at 31 March 2005

	Notes	UK GAAP in IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non-current assets				
Property, plant and equipment		242	–	242
Investment in subsidiaries		62,357	–	62,357
		62,599	–	62,599
Current assets				
Trade and other receivables	(c)	13,140	84	13,224
Cash and cash equivalents		6,852	–	6,852
		19,992	84	20,076
Total assets		82,591	84	82,675
Current liabilities				
Trade and other payables	(e)	5,868	64	5,932
Current tax liabilities		164	–	164
Financial liabilities				
Obligations under finance leases		28	–	28
		6,060	64	6,124
Non-current liabilities				
Financial liabilities				
Convertible loan notes		3,762	–	3,762
Obligations under finance leases		3	–	3
		3,765	–	3,765
Total liabilities		9,825	64	9,889
Net assets		72,766	20	72,786
Equity				
Share capital		4,844	–	4,844
Share premium account		77,868	–	77,868
Retained earnings		(9,946)	20	(9,926)
Total equity		72,766	20	72,786

Notes to the Financial Statements

for the year ended 31 March 2006

Reconciliation of the Company UK GAAP profit and loss account to the Company IFRS income statement for the year ended 31 March 2005

	Notes	UK GAAP in IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Revenue		**1,017**	–	**1,017**
Cost of sales		–	–	–
Gross profit		1,017	–	1,017
Administrative expenses				
Research and development		(17)	–	(17)
General & administrative	(i)	(2,711)	(154)	(2,865)
Total administrative expenses		(2,728)	(154)	(2,882)
Operating loss		**(1,711)**	**(154)**	**(1,865)**
Finance costs		(280)	–	(280)
Loss before tax		**(1,991)**	**(154)**	**(2,145)**
Tax		–	–	–
Loss for the year		**(1,991)**	**(154)**	**(2,145)**

(a) Property, plant and equipment

	Group		Company	
	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000
IAS 23 – Borrowing costs	(81)	(35)	–	–
Total decrease in property, plant and equipment	**(81)**	**(35)**	**–**	**–**

(b) Financial assets

	Group		Company	
	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000
IAS 21 – The effects of changes in foreign exchange rates	323	75	–	–
Total increase in financial assets	**323**	**75**	**–**	**–**

(c) Trade and other receivables

	Group		Company	
	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000
IAS 21 – The effects of changes in foreign exchange rates	(269)	(70)	–	–
IFRS 2 – Share-based payments	–	–	13	84
Total (decrease)/increase in trade and other receivables	**(269)**	**(70)**	**13**	**84**

Notes to the Financial Statements

for the year ended 31 March 2006

(d) Cash and cash equivalents

	Group		Company	
	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000
IAS 21 – The effects of changes in foreign exchange rates	(54)	(5)	–	–
Total decrease in cash and cash equivalents	**(54)**	**(5)**	**–**	**–**

(e) Trade and other payables

	Group		Company	
	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000
IFRS 2 – Share-based payments	85	105	67	38
Other	111	117	10	26
Total increase in trade and other payables	**196**	**222**	**77**	**64**

(f) Cumulative translation reserve

	Group		Company	
	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000
Cumulative translation reserve	**–**	**(33)**	**–**	**–**

(g) Cost of sales

	Group Year ended 31 March 2005 £'000	Company Year ended 31 March 2005 £'000
IFRS 2 – Share-based payments	(2)	–
IAS 23 – Borrowing costs	44	–
Other	15	–
Total decrease in cost of sales	**57**	**–**

(h) Research and development

	Group Year ended 31 March 2005 £'000	Company Year ended 31 March 2005 £'000
IFRS 2 – Share-based payments	(41)	–
Other	(1)	–
Total increase in research and development	**(42)**	**–**

Notes to the Financial Statements

for the year ended 31 March 2006

(i) General & administrative

	Group Year ended 31 March 2005 £'000	Company Year ended 31 March 2005 £'000
IFRS 2 – Share-based payments	(189)	(138)
IAS 23 – Borrowing costs	3	–
IFRS 3 – Business combinations	998	–
Other	(21)	(16)
Total decrease/(increase) in general & administrative	**791**	**(154)**

(j) Goodwill

	Group		Company	
	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000
IFRS 3 – Business combinations	–	998	–	–
Total increase in goodwill	**–**	**998**	**–**	**–**

Notes to the Financial Statements

for the year ended 31 March 2006

Reconciliation of Consolidated UK GAAP and Consolidated IFRS cash flows for the year ended 31 March 2005

	UK GAAP as previously reported £'000	Adjustment £'000	IFRS as restated £'000
Cash flows from operating activities			
Cash generated from operations	(3,103)	49	(3,054)
Income tax paid	(79)	–	(79)
Income tax received	332	–	332
Net cash (used in)/from operating activities	(2,850)	49	(2,801)
Investing activities			
Interest received	236	–	236
Proceeds on disposal of property, plant and equipment	35	–	35
Purchases of property, plant and equipment	(1,001)	–	(1,001)
Purchases of other intangible non-current assets	(191)	–	(191)
Capital grants received	10	–	10
Net cash used in investing activities	(911)	–	(911)
Financing activities			
Interest paid	(494)	–	(494)
Interest paid on finance leases	(131)	–	(131)
Repayment of borrowings	(336)	–	(336)
Repayments of finance leases	(490)	–	(490)
Issue of shares	9,161	–	9,161
Net cash from financing activities	7,710	–	7,710
Net increase in cash and cash equivalents	3,949	49	3,998
Cash and cash equivalents at the beginning of year	3,307	(54)	3,253
Effect of foreign exchange rate changes	(9)	–	(9)
Cash and cash equivalents at the end of year	7,247	(5)	7,242
Operating (loss)/profit	(2,464)	806	(1,658)
Adjustments for:			
Change in fair value of derivatives	–	248	248
Deferred grant income	(48)	–	(48)
Non-cash revenues	(110)	–	(110)
Share-based payment costs	–	237	237
Depreciation of property, plant and equipment	1,510	(46)	1,464
Amortisation of intangible fixed assets	1,109	(998)	111
Loss on disposal of property, plant and equipment	162	–	162
Operating cash flows before movements in working capital	159	247	406
Increase in inventories	(3,032)	–	(3,032)
Decrease/(increase) in receivables	267	(223)	44
(Decrease)/increase in payables	(497)	25	(472)
Net cash flows (used in)/from operating activities	(3,103)	49	(3,054)

Under IAS 21, The Effects of Changes in Foreign Exchange Rates, cash balances denominated in non-reporting currencies have been retranslated at the exchange rate ruling at the balance sheet date whereas these were retranslated at hedged rates where appropriate under UK GAAP.

UK GAAP cash and cash equivalents includes overdrafts of £Nil and £28,000 at 1 April 2004 and 31 March 2005 respectively.

There are no material adjustments to the Company cash flow statement for the year ended 31 March 2005.

Notes to the Financial Statements

for the year ended 31 March 2006

Reconciliation of the Consolidated and Company IFRS balance sheets at 1 April 2005

The Group and the Company took the exemption not to restate its comparative information for IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. It therefore adopted IAS 32 and IAS 39 at 1 April 2005. The following note explains the adjustments made at 1 April 2005 to the Group's balance sheet at 31 March 2005 to reflect the adoption of IAS 32 and IAS 39.

Group	IFRS 31 March 2005 £'000	Effect of adoption of IAS 32 and IAS 39 £'000	IFRS 1 April 2005 £'000
Non-current assets			
Goodwill	9,199	–	9,199
Other intangible assets	1,081	–	1,081
Property, plant and equipment	6,999	–	6,999
Deferred tax asset	432	–	432
	17,711	–	17,711
Current assets			
Inventories	12,752	–	12,752
Financial assets	75	320	395
Tax receivables	344	–	344
Trade and other receivables	3,200	–	3,200
Cash and cash equivalents	7,270	–	7,270
	23,641	320	23,961
Total assets	41,352	320	41,672
Current liabilities			
Trade and other payables	8,551	–	8,551
Current tax liabilities	209	–	209
Financial liabilities			
Obligations under finance leases	534	–	534
Bank overdrafts, loans and other borrowings	193	–	193
	9,487	–	9,487
Non-current liabilities			
Financial liabilities			
Borrowings	250	–	250
Convertible loan notes	3,762	(282)	3,480
Obligations under finance leases	1,246	–	1,246
Other non-current liabilities	638	–	638
	5,896	(282)	5,614
Total liabilities	15,383	(282)	15,101
Net assets	25,969	602	26,571
Equity			
Share capital	4,844	–	4,844
Share premium account	77,868	13	77,881
Merger reserve	51,163	–	51,163
Equity reserve	–	378	378
Cumulative translation reserve	(33)	–	(33)
Retained earnings	(107,873)	211	(107,662)
Total equity	25,969	602	26,571

Notes to the Financial Statements

for the year ended 31 March 2006

Group	Financial assets £'000	Convertible loan notes £'000	Share premium account £'000	Equity reserve £'000	Retained earnings £'000
IFRS at 31 March 2005	75	3,762	77,868	–	(107,873)
Recognition at fair value of previously derecognised receivables	320	–	–	–	320
Compound financial instruments	–	(282)	13	378	(109)
IFRS at 1 April 2005	395	3,480	77,881	378	(107,662)

Company	IFRS 31 March 2005 £'000	Effect of adoption of IAS 32 and IAS 39 £'000	IFRS 1 April 2005 £'000
Non-current assets			
Property, plant and equipment	242	–	242
Investment in subsidiaries	62,357	–	62,357
	62,599	–	62,599
Current assets			
Financial assets	–	394	394
Trade and other receivables	13,224	–	13,224
Cash and cash equivalents	6,852	–	6,852
	20,076	394	20,470
Total assets	82,675	394	83,069
Current liabilities			
Trade and other payables	5,932	–	5,932
Current tax liabilities	164	–	164
Financial liabilities			
Obligations under finance leases	28	–	28
	6,124	–	6,124
Non-current liabilities			
Financial liabilities			
Convertible loan notes	3,762	(282)	3,480
Obligations under finance leases	3	–	3
	3,765	(282)	3,483
Total liabilities	9,889	(282)	9,607
Net assets	72,786	676	73,462
Equity			
Share capital	4,844	–	4,844
Share premium account	77,868	13	77,881
Equity reserve	–	378	378
Retained earnings	(9,926)	285	(9,641)
Total equity	72,786	676	73,462

Notes to the Financial Statements

for the year ended 31 March 2006

Company	Financial assets £'000	Convertible loan notes £'000	Share premium account £'000	Equity reserve £'000	Retained earnings £'000
IFRS at 31 March 2005	–	3,762	77,868	–	(9,926)
Recognition at fair value of previously derecognised receivables	394	–	–	–	394
Compound financial instruments	–	(282)	13	378	(109)
IFRS at 1 April 2005	394	3,480	77,881	378	(9,641)

Independent Auditors' Report To the Members of Protherics PLC

We have audited the Group and parent Company financial statements (the "financial statements") of Protherics PLC for the year ended 31 March 2006 which comprise the Group and parent Company income statements, the Group and parent Company balance sheets, the Group and parent Company cash flow statements, the Group and parent Company statements of recognised income and expense, the statement of accounting policies and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Business Review, Social, Ethical and Environmental Policies and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRS's as adopted for use by the European Union, of the state of the Group's and the parent Company's affairs as at 31 March 2006 and of the Group's and the parent Company's loss and cash flows for the year then ended;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester
7 June 2006

Statement of Directors' Responsibilities in Respect of the Annual Report, the Directors' Remuneration Report and the Financial Statements

The Directors are responsible for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the Company and the Group and of the loss of the Company and Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether the financial statements comply with IFRSs as adopted by the European Union.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

J A Vickers
Company Secretary
7 June 2006

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Protherics PLC will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA, on 18 July 2006 at 12.00 noon, for the following purposes:

ORDINARY BUSINESS

1. To receive the accounts for the financial year ended 31 March 2006, together with the Reports of the Directors and Auditors thereon.
2. To re-elect Stuart Michael Wallis as a Director.
3. To re-elect Andrew John William Heath as a Director.
4. To re-elect James Campbell Christie as a Director.
5. To elect Bryan Geoffrey Morton as a Director.
6. To re-elect Barrington Marshall Riley as a Director.
7. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.
8. To authorise the Directors to set the remuneration of the Auditors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions of which numbers 9, 10 and 11 will be proposed as ordinary resolutions and numbers, 12, 13 and 14 will be proposed as special resolutions:

9. To approve the Directors' Remuneration Report for the financial year ended 31 March 2006.
10. To increase the existing authorised share capital of the Company from £7,000,000.00 to £7,400,000.00 by the creation of 20,000,000 ordinary shares of 2 pence each.
11. That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £1,735,303, this authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2007 (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired).
12. Subject to the passing of resolution 11 above, that the Directors be and are hereby empowered pursuant to section 95(1) of the Companies Act 1985 (the "Act") to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 11 above as if section 89(1) of the Act did not apply to any such allotment:

    Provided that such power shall be limited to the allotment of equity securities:

    (i) in connection with a rights issue, open offer or any other pro-rata offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements, treasury shares or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

    (ii) otherwise than pursuant to paragraph (i) of this resolution, up to an aggregate nominal amount of £520,591,

    and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2007, save that the Company may, at any time before the expiry of such power make any offer or enter into any agreement which would or might require equity securities to be allotted, or treasury shares to be sold, after the expiry of such power and the Directors may allot equity securities or sell treasury shares in pursuance of any such offer or agreement as if such power conferred hereby had not expired.

Notice of Annual General Meeting

13. Subject to resolution 12 above not having been passed, that the Directors be and are hereby empowered pursuant to section 95(1) of the Companies Act 1985 (the "Act") to allot securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 11 above as if section 89(1) of the Act did not apply to any such allotment:

Provided that such power shall be limited to the allotment of equity securities:

(i) in connection with a rights issue, open offer or any other pro-rata offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements, treasury shares or other legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(ii) otherwise than pursuant to paragraph (i) of this resolution, up to an aggregate nominal amount of £260,295,

and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2007, save that the Company may, at any time before the expiry of such power make any offer or enter into any agreement which would or might require equity securities to be allotted, or treasury share to be sold, after the expiry of such power and the Directors may allot equity securities or sell treasury shares in pursuance of any such offer or agreement as if such power conferred hereby had not expired.

14. That the revised Articles of Association of the Company presented to the Meeting be adopted as the new Articles of Association of the Company in substitution for all previous Articles of Association of the Company.

BY ORDER OF THE BOARD

J A Vickers ACIS
Secretary

13 June 2006

Registered Office:
The Heath Business and Technical Park
Runcorn
Cheshire WA7 4QX

NOTES

Proxies

1. Only holders of ordinary shares are entitled to attend and vote at this meeting. A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the Company's registrar, Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA, not later than 48 hours before the time of the Meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the Meeting.

Documents on display

2. The register of Directors' interests in the share capital and debentures of the Company, together with copies of service agreements under which Directors of the Company are employed, and copies of the terms and conditions of appointment of Non-executive Directors are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the Meeting.

Right to attend and vote

3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001 (SI 2001 No 3755), the Company specifies that in order to have the right to attend and vote at the Meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than 12.00 noon on 16 July 2006, being 48 hours before the time fixed for the Meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Inspection of proposed Articles of Association

4. The proposed Articles of Association of the Company referred to in resolution 14 are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the Meeting.

Explanatory Notes to the Notice of Annual General Meeting

Resolution 1

The Directors are required to present the financial statements for the year ended 31 March 2006, together with the reports of the Directors and Auditors, to the Annual General Meeting.

Resolutions 2, 3, 4, 5 and 6

In accordance with the Company's Articles of Association and the principles of the Combined Code, Directors offer themselves for re-election after three years. Accordingly, Stuart Wallis, Andrew Heath, James Christie and Barry Riley will retire at the Annual General Meeting and offer themselves for re-election.

Bryan Morton was appointed to the Board on 1 August 2005 as a Non-executive Director. Under the Articles of Association, he is offering himself for election at the Annual General Meeting, which will be the first Annual General Meeting following his appointment.

Biographical details of the Directors are given on page 26 of the Annual Report.

Following the recommendation of the Nomination Committee, the Board recommends the re-election or election of these Directors. The Board confirms that in making this recommendation, the Nomination Committee has given careful consideration to the Board's balance of skills, knowledge and experience. The Committee are satisfied that the Non-executive Directors putting themselves forward for election or re-election have sufficient time to discharge their duties effectively, taking into account their other commitments.

Resolutions 7 and 8

The Auditors of the Company must be re-appointed at each general meeting at which accounts are presented. Resolution 7 proposes the re-appointment of PricewaterhouseCoopers LLP until the next such meeting. Resolution 8 gives authority to the Directors to set the Auditors' remuneration.

Resolution 9

This resolution is to approve the Directors' Remuneration Report for the financial year ended on 31 March 2006. You can find the report on pages 32 to 41 of the annual report and accounts for the year ended 31 March 2006.

Resolution 10

This resolution, to increase the existing authorised share capital of the Company from £7,000,000.00 to £7,400,000.00 (an increase of 5.7 per cent.), is necessary to provide sufficient authorised but unissued shares to satisfy the exercise of options under the Company's share option arrangements, the exercise of warrants, the conversion of the 6 per cent. unsecured convertible loan notes, the issue of shares in connection with the agreement with CoVaccine BV, and upon the exercise of any authority given by resolution 11.

Resolution 11

Your Directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The authority granted at the 2005 Annual General Meeting is due to expire at this year's Annual General Meeting. Resolution 11 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £1,735,303, representing 33.3 per cent. of the total issued ordinary share capital of the Company as at the date of the Notice of the Annual General Meeting, 13 June 2006. If given, this authority will expire at the Annual General Meeting to be held in 2007. Other than in respect of the Company's obligations under its employee share schemes and pursuant to the conversion of the 6% unsecured convertible loan notes the exercise of existing warrants, and shares to be issued in connection with the agreement with CoVaccine BV, the Directors have no present intention of issuing any of the authorised but unissued share capital of the Company.

Resolution 12

Your Directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. The authority granted at the last Annual General Meeting is due to expire at this year's Annual General Meeting. Accordingly, resolution 12 will be proposed as a special resolution to grant such authority.

Explanatory Notes to the Notice of Annual General Meeting

Whilst your Company does not have any immediate need to carry out an equity fundraising, we may wish to do so at some stage in the future. At the last Annual General Meeting, shareholders supported the resolution to disapply pre-emption rights (which would enable the Company to carry out a cash placing) in respect of up to 10 per cent. of the Company's issued share capital. Having carefully considered the recommendations contained in the Myner's Report on pre-emption rights published in February 2005 and the statement issued by the Pre-Emption Group in April 2006, your Directors believe it is appropriate to seek to renew this greater flexibility to issue shares without further recourse to shareholders. Accordingly we are seeking authority to issue up to 10 per cent. of the current issued share capital of Protherics for cash without having first to offer the shares to shareholders pro-rata to their existing shareholdings.

Based on the guidance published by the Pre-Emption Group as to the information likely to be required by shareholders in assessing proposals for disapplication of pre-emption rights at higher levels than 5 per cent. of current issued share capital, the Directors request shareholders to consider the following:

(i) Business case

The strategy of the Company as discussed in the Business Review section of the Annual Report for 2006 sets out an intention to strengthen the business in a considered and controlled manner. This could be accomplished by a series of product acquisitions in niche market areas, which may be small individually. However, to allow the Company to move quickly, sufficient cash reserves are required to best manage these opportunities. The ability to rapidly access funds up to 10 per cent of the existing share capital would greatly enhance the Company's ability to exploit these situations.

(ii) Stage of development of the Company

Existing resources will be reserved to develop the current pipeline of CytoFab™, Voraxaze™, Prolarix™ and Angiotensin Vaccine. The Directors believe that the Company's capacity to generate funds internally in the near future may not be sufficient to expand in a controlled manner without placing undue risk on this current development portfolio.

(iii) Stewardship and governance

The Directors believe that the total shareholder return produced by the Company against its peer group over the last three years is testimony to its performance over this period. This is demonstrated by the graphs on Page 36 included in the Directors' Remuneration Report section of the Annual Report for 2006.

(iv) Financing options

It is likely that opportunities which are considered will need some period of development before they are cash generating. Debt financing is therefore unlikely to be the preferred option, given the relatively early stage of development of potential opportunities.

(v) Level of dilution of value and control for existing shareholders

The Board had the authority to issue up to 10 per cent. of the issued share capital non pre-emptively last year. The full amount was not used. However the disapplication provision was last used in December 2005 in connection with the licensing of CytoFab™ to AstraZeneca, in which shares were issued to AstraZeneca at a 30 per cent. premium to the average share price over the 3 months prior to the announcement of the agreement. Shares totalling 4.3 per cent. of the share capital at that time were issued for a consideration of £7.5 million. Prior to this, shares representing 5 per cent. of the share capital were issued on a non pre-emptive basis in connection with a cash placing and open offer of up to 10 per cent. of the issued share capital at the time of the acquisition of Enact Pharma PLC in June 2003. £1.5 million was raised on a non pre-emptive basis at a price of 16 pence per ordinary share, a 5.7 per cent. discount to the share price immediately before the announcement. The Directors believe that both of these transactions have added significant value for shareholders, as evidenced by the subsequent increases in share price since these transactions.

(vi) Proposed process following approval

The Company would seek to engage shareholders in dialogue at the earliest practical opportunity, so that major shareholders have the opportunity to express an opinion on the proposed transaction wherever possible, bearing in mind the potential legal and regulatory issues which may be involved.

(vii) Contingency plans

Should the request not be granted, the Company would rely on the lower 5 per cent. level sought under resolution 13. The Company may also seek to raise further funds by approaching all shareholders on a pre-emptive basis although this would entail higher transaction costs and introduce time delays which may make the strategy more difficult to deliver.

Explanatory Notes to the Notice of Annual General Meeting

For these reasons the Directors request that shareholders support resolution 12, which would give authority to issue up to 10 per cent. of the current issued share capital for cash without having first to offer the new shares to shareholders pro-rata to their existing shareholdings.

Apart from rights issues, open offers or any other pro-rata offer as mentioned, the authority will be limited to the issue of shares and sales of treasury shares for cash up to an aggregate nominal value of £520,591 (being 10 per cent. of the issued ordinary share capital of the Company as at the date of the notice of the Annual General Meeting, 13 June 2006). If given, this authority will expire at the conclusion of the Annual General Meeting to be held in 2007.

Resolution 13.

Your Directors are aware that the authority sought by paragraph (ii) of resolution 12 is higher than normally sought. If shareholders are not willing to authorise the Directors to issue up to 10 per cent. of the current issued share capital of Protherics other than pursuant to a pro rata offer, your board would still want to have authority to make such an issue up to the more usual 5 per cent. level. Accordingly, resolution 13 is being proposed as a special resolution in the event that resolution 12 is not passed.

Apart from rights issues, open offers or any other pro rata offer as mentioned, the authority would be limited to the issue of shares and sales of treasury shares for cash up to an aggregate nominal value of £260,295 (being 5 per cent. of the issued ordinary share capital of the Company as at 13 June 2006). If given, this authority will expire at the conclusion of the Annual General Meeting to be held in 2007.

EVEN IF YOU SUPPORT THE PASSING OF RESOLUTION 12, THE DIRECTORS URGE YOU TO ALSO VOTE IN FAVOUR OF RESOLUTION 13. However, if resolution 12 is passed at the Annual General Meeting, resolution 13 will be withdrawn.

Resolution 14.

This resolution is to approve the adoption of new Articles of Association of the Company in substitution of all previous Articles of Association so as to update the Articles to cover changes in practice and to include more comprehensive provisions in relation to trading in uncertificated shares. Throughout the Articles, certain references to subsidiaries have also been altered so as to cover subsidiary undertakings. The proposed Articles are standard for a public company which has a listing on the Official List of the Financial Services Authority.

The most significant amendments to the existing Articles are summarised below:

Article 12. A new article has been included to provide greater clarification with regard to uncertificated shares, and throughout the Articles, changes relating to CREST and uncertificated shares have been made.

Article 35. This article is new, and provides that, where a share has been surrendered or forfeited, a statutory declaration made by the Directors shall be conclusive evidence of the facts contained therein against anyone claiming to be entitled to that share. As a result, the person to whom the share is sold takes that share with good title.

Article 40. This article is new, and provides that the Directors must give notice to the transferee of refusal to register the transfer of shares in the Company.

Article 65. This article grants the Directors the power to postpone a general meeting where they consider it impractical or unreasonable to hold the meeting on the date or at the time specified in the notice calling the meeting.

Article 69. The quorum at general meetings is now two members present in person or by proxy rather than three under the existing Articles.

Article 72. New provisions have been added to assist the Company manage meetings. These provisions relate to the postponement of general meetings, arrangements for simultaneous attendance, security and orderly conduct and the rights of persons to attend and speak at meetings.

Explanatory Notes to the Notice of Annual General Meeting

Article 76. This article is new, and provides that if an amendment is proposed to a resolution at a general meeting but it is in good faith ruled out of order by the Chairman, then proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Article 86. This article updates the existing Articles in relation to the ability of members suffering from mental disorders to vote at meetings of the Company. Such a member may vote by his receiver, curator bonis or other authorised person, provided that evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote has been delivered to the Company's registered office within a specified time period.

Article 107 This provides that the Directors' powers are to be exercised subject to directions given by special resolution, rather than ordinary resolution as previously was the case.

Article 109. Article 109 is an addition to the existing Articles. This article relates to the ability of the Directors to purchase and maintain insurance for the benefit of Directors, officers and employees of group and connected companies.

Article 110. The rules relating to Directors' entitlement to vote have been modified to conform more with the Listing Rules.

Article 120. The Directors' borrowing powers have been amended (i) so that shares which have been underwritten or otherwise agreed to be subscribed shall be taken to have been paid up for the purposes of calculation of the adjusted capital and reserves; (ii) reference to subsidiaries has been changed to "subsidiary undertaking" throughout; (iii) adjusted capital and reserves has been defined to include reserves, whether or not distributable; (iv) provisions have been added relating to borrowings in foreign currencies and Auditors' reports on borrowings. Amendments have also been made to the Article to counter fluctuations caused to adjusted capital and reserves and moneys borrowed as a result of adopting new International Accounting Standards. These amendments relate to the treatment of pensions, fair valuing and deferred tax.

Article 127. Formerly Article 114, this provision has been amended so that the period within which a notice proposing the appointment of a new director not recommended by the Directors needs to be lodged at the Company, has been extended so that notices may be submitted up to 42 days prior to the general meeting.

Article 137. This article has been included to reflect the fact that it is now standard practice to adopt an article to make it clear that a committee of the board of Directors can agree executive and non-executive directors' fees or salary. The article also permits the Board to co-opt persons other than Directors to committees of the Board; the restrictions relating to co-opted Directors have been deleted as they are no longer a Listing Rule requirement.

Article 153. This article replaces provisions in the existing Articles dealing with the procedure by which dividends are paid. The Articles have been amended so that the Company may pay any dividend or other monies payable in cash by direct debit, bank or other funds transfer system, or by cheque, dividend warrant or money order. The amended article also provides that any one of two or more joint holders of any share, or any one of two or more persons entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, may give effectual receipts for any dividends or other monies payable or property distributable on or in respect of the share.

Article 164. Provisions have been included explicitly allowing the Company to execute deeds in future without using the common seal but rather by having two Directors or a Director and the Company Secretary signing and complying with certain procedures. The Company previously relied upon the rights conferred by the Companies Act 1985 in this regard. The amended article also allows for the affixing of signatures to certificates and instruments by mechanical or electronic means.

Article 184. This article replaces provisions in the existing Articles dealing with the giving of indemnities to Directors and other officers of the company. This article has been drafted in line with the Companies (Audit, Investigations and Community Enterprise) Act 2004 which came into force on 6 April 2005, which allows companies to provide Directors and Officers with more protection from potential liabilities and the cost of defending proceedings. Please note that the Company's Auditors have been excluded from this indemnity power due to institutional resistance to such provisions.

Shareholders' Notes

Form of Proxy

PROTHERICS PLC
2006 ANNUAL GENERAL MEETING, 18 JULY 2006 AT 12.00 NOON

Please read the notes below before completing this form.

Any amendments to this form should be initialled by the signatory.

I/We (name(s) in full) ....

of (address(es)) ....

being (a) member(s) of the above-named Company, hereby appoint the Chairman of the meeting, or failing him

....

as my/our proxy to vote for me/us on my/our behalf as directed below at the 2006 Annual General Meeting of the Company to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA, on 18 July 2006 at 12.00 noon and at any adjournment thereof.

Please indicate in the boxes below how you wish your votes to be cast.

		For	Against	Vote Withheld
Resolution 1	To receive the accounts and reports of the Directors and Auditors for the year ended 31 March 2006.			
Resolution 2	To re-elect Stuart Michael Wallis as a director.			
Resolution 3	To re-elect Andrew John William Heath as a director.			
Resolution 4	To re-elect James Campbell Christie as a director.			
Resolution 5	To elect Bryan Geoffrey Morton as a director.			
Resolution 6	To re-elect Barrington Marshall Riley as a director.			
Resolution 7	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company.			
Resolution 8	To authorise the Directors to set the remuneration of the Auditors.			
Resolution 9	To approve the Directors' Remuneration Report for the year ended 31 March 2006.			
Resolution 10	To increase the existing authorised share capital of the Company from £7,000,000.00 to £7,400,000.00			
Resolution 11	To authorise the Directors to allot shares pursuant to section 80 of the Companies Act 1985.			
Resolution 12	To authorise the Directors to dis-apply pre-emption rights pursuant to section 95 of the Companies Act 1985 (10%).			
Resolution 13	To authorise the Directors to dis-apply pre-emption rights pursuant to section 95 of the Companies Act 1985 (5%).			
Resolution 14	To adopt new Articles of Association of the Company.			

Signature .... Date ....

Notes to the Form of Proxy

1. You may appoint one or more proxies of your own choice, if you are unable to attend the meeting but would like to vote. If such an appointment is made, delete the words "the Chairman of the meeting" and insert the name(s) of the person or persons appointed as proxy/proxies in the space provided. A proxy need not be a member of the Company. If no name is entered, the return of this form duly signed will authorise the Chairman of the meeting to act as your proxy.
2. In the case of a corporation, this form of proxy must be executed under its common seal or under the hand of a duly authorised officer or attorney.
3. In order that this form of proxy shall be valid, it must be deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or a copy certified in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the Directors), at the Company's registrars Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA, not later than 48 hours before the time appointed for the meeting. The completion and return of a form of proxy will not, however, preclude shareholders from attending and voting in person at the meeting or at any adjournment thereof, should they wish to do so.
4. If two or more persons are jointly entitled to a share conferring the right to vote, any one of them may vote at the meeting either in person or by proxy, but if more than one joint holder is present at the meeting either in person or by proxy, the one whose name stands first in the register of members in respect of the joint holding shall alone be entitled to vote in respect thereof. In any event, the names of all joint holders should be stated on the form of proxy.
5. The "vote withheld" option is provided to enable you to instruct your proxy not to vote on any particular resolution, however, it should be noted that a "vote withheld" in this way is not a vote in law and will not be counted in the calculation of the proportion of votes "for" and "against" a resolution.

SECOND FOLD

BUSINESS REPLY SERVICE
Licence No. BM 3865

1

Neville Registrars Limited
Neville House
18 Laurel Lane
Halesowen
West Midlands
B63 3BR

FIRST FOLD

THIRD FOLD

Protherics PLC

THE HEATH BUSINESS AND TECHNICAL PARK, RUNCORN, CHESHIRE WA7 4QX UK
TEL: +44 (0)1928 518000 FAX: +44 (0)1928 518002 EMAIL: INFORMATION@PROTHERICS.COM
REGISTERED IN ENGLAND NO.2459087

www.protherics.com